HEXO Corp.
Consolidated Financial Statements

For the years ended July 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HEXO Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of HEXO Corp. and its subsidiaries (together, the Company) as of July 31, 2022 and 2021, and the related consolidated statements of net loss and comprehensive loss, of changes in shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of July 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of July 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company's control environment, risk assessment procedures, monitoring activities, anti- fraud control activities, information and communication processes, control activities, period-end financial reporting, non-routine, unusual or complex transactions, transaction-level control activities, and information technology general controls (ITGCs).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Controls over Financial Reporting included in the 2022 Management's Discussion & Analysis. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Canada, Canada K1P 1E4
T: +1 613 237 3702, F: +1 613 237 3963

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has had negative cash outflows from operating activities, and has financial liabilities that may require significant cash outflows over the next twelve months, and as such, these circumstances create material uncertainties that lend substantial doubt about its ability to continue as a going concern. Management's actions and plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Controls over Financial Reporting, management has excluded the entities that carry on the business of Redecan (Redecan) from its assessment of internal control over financial reporting as of July 31, 2022 because it was acquired by the Company in a purchase business combination during the year ended July 31, 2022. We have also excluded Redecan from our audit of internal control over financial reporting. Redecan is a wholly-owned group of entities whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 28% and 31%, respectively, of the related consolidated financial statement amounts as of and for the year ended July 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value component of biological assets harvested into dried cannabis inventory

As described in notes 4, 9 and 10 to the consolidated financial statements, the Company measures biological assets using the income approach at fair value less costs to sell at the point of harvest (fair value component), which becomes the basis for the cost of related inventories after harvest. The Company transferred $119.4 million from biological assets to dried cannabis inventory for the year ended July 31, 2022. The dried cannabis inventory cost as of July 31, 2022 includes a fair value component of $23.6 million which represents the fair value less cost to sell of the biological asset at the point of harvest. Determining the fair value component requires management to make significant estimates, judgment, and assumptions in the fair value less cost to sell model relating to expected yields for the cannabis plants, sales price and expected post-harvesting costs.

The principal considerations for our determination that performing procedures relating to the fair value component of biological assets harvested into dried cannabis inventory is a critical audit matter are the significant judgment by management when determining the fair value less cost to sell of the biological asset at the point of harvest which includes assumptions when determining the fair value less costs to sell. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter. This led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's determination of the fair value component and the significant assumptions related to expected yields for the cannabis plants, sales price and expected post-harvesting costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management's process for determining the fair value component; evaluating the appropriateness of the method and model used to calculate the fair value component; testing the completeness and accuracy of the underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management. Evaluating the reasonableness of the significant assumptions used by management related to expected yields for the cannabis plants, sales price and expected post-harvesting costs involved evaluating whether the assumptions used by management were reasonable by considering actual historical information; consistency with evidence obtained in other areas of the audit; recent market data; and considering sensitivities over significant assumptions.

Valuation of the acquired cultivation and processing license and know-how intangible asset as part of the acquisition of Redecan

As described in notes 4 and 15 to the consolidated financial statements, the Company completed the acquisition of Redecan for a purchase consideration of $616.2 million to be settled in cash and common shares. The net assets acquired included a $73.1 million cultivation and processing license as well as a $27.3 million know-how intangible asset. Management applied significant judgment in estimating the fair value of the acquired cultivation and processing license and know-how intangible asset. The fair value of the acquired cultivation and processing license is estimated by management using a with-or-without approach in an income based discounted cash flow model. The model estimates the value of the cultivation and processing license as the difference between the present value of the future cash flows of the facility with-or-without a cultivation and processing license in place. Significant assumptions in the model include the forecasted gross margin and estimated time to obtain a license and complete cultivation and production ramp-up. The fair value of the acquired know-how intangible asset is estimated by management using a with-or-without approach in an income based discounted cash flow model. The model estimates the value of the know-how intangible asset as the difference between the present value of the future cash flows of pre-rolls with and without the know-how intangible asset in place. The significant assumption in the model is the incremental margin.

The principal considerations for our determination that performing procedures relating to the valuation of the acquired cultivation and processing license and know-how intangible asset as part of the acquisition of Redecan is a critical audit matter are the significant judgment by management when developing the fair value of the acquired cultivation and processing license and the know-how intangible asset. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter. This led to the high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the significant assumptions related to forecasted gross margin and estimated time to obtain a license and complete cultivation and production ramp-up, and the incremental margin, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, reading the purchase agreement, and testing management's process for estimating the fair value of the acquired cultivation and processing license and know-how intangible asset. Testing management's process included evaluating the appropriateness of the valuation approach, testing the completeness and accuracy of the underlying data used in the valuation models, and evaluating the reasonableness of significant assumptions used by management. Evaluating the reasonableness of the significant assumption used by management related to forecasted gross margin involved considering the past performance of Redecan, external market and industry data, as well as assessing whether the assumption was consistent with evidence obtained in other areas of the audit. Evaluating the reasonableness of the significant assumption used by management related to the estimated time to obtain a license and complete cultivation and production ramp-up involved considering past experience in developing licensed facilities and external market and industry data. Evaluating the reasonableness of the significant assumption used by management related to the incremental margin involved considering the historical margin of Redecan and external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company's valuation models.

Impairment of goodwill

As described in notes 4 and 16 to the consolidated financial statements, the Company recorded a goodwill impairment loss for the year ended July 31, 2022 of $375 million resulting in goodwill balance of nil as of July 31, 2022. Management conducts an impairment test annually, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. An impairment loss is recognized for the amount by which the asset's or cash generating unit's (CGU) carrying amount exceeds its recoverable amount. On January 31, 2022, the carrying amount of the Company's total net assets significantly exceeded the Company's market capitalization. In addition, the Canadian Cannabis market experienced adverse changes, which were reflected in significant revisions to management's own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result of these factors, management performed an indicator-based impairment test of goodwill. The recoverable amount of the HEXO Corporate CGU, to which the goodwill balance is allocated, is estimated by management using a discounted cash flow model. Management's cash flow projections for the HEXO Corporate CGU included significant judgments and assumptions relating to future forecasted cash flows, terminal value growth rate and post-tax discount rate.

The principal considerations for our determination that performing procedures relating to impairment of goodwill is a critical audit matter are the significant judgment by management when developing the recoverable amount of the HEXO Corporate CGU. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter. This led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures to evaluate the significant assumptions related to forecasted cash flows, terminal value growth rate and post-tax discount rate, and, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management's process for developing the recoverable amount of the HEXO Corporate CGU; (ii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; (iii) evaluating the reasonableness of the significant assumptions used by management, related to the future forecasted cash flows, terminal value growth rate and post-tax discount rate. Evaluating management's significant assumption related to the future forecasted cash flows involved evaluating whether the assumption used by management was reasonable considering the current and past performance of the HEXO Corporate CGU, external market and industry data and whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation methods and models and the reasonableness of the post-tax discount rate and terminal value growth rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

October 31, 2022

We have served as the Company's auditor since 2020.

HEXO Corp. 2022 Consolidated Financial Statements

HEXO Corp. 2022 Consolidated Financial Statements
Consolidated Statements of Financial Position

(expressed in thousands of Canadian Dollars)

As at	Note	July 31, 2022	July 31, 2021
Assets		$	$
Current assets
Cash and cash equivalents	5	83,238	67,462
Restricted funds	6	32,224	132,246
Cash held in escrow	7	-	285,779
Trade receivables	27	42,999	37,421
Commodity taxes recoverable and other receivables	8	7,411	13,549
Prepaid expenses		18,339	7,490
Inventory	9	66,409	135,327
Biological assets	10	15,906	14,284
Assets held for sale	13	5,121	-
		271,647	693,558
Non-current assets
Property, plant and equipment	12	285,866	393,902
Intangible assets	14	94,343	50,608
Investment in associate and joint ventures	11	17,999	74,679
Lease receivable		-	4,453
Long-term investments		504	2,492
Prepaid expenses		10,590	3,922
Goodwill	16	-	88,189
Total assets		680,949	1,311,803
Liabilities
Current liabilities
Accounts payable and accrued liabilities		72,581	63,557
Excise taxes payable		6,421	6,591
Warrant liabilities	17	717	5,733
Lease liability	21	914	1,730
Senior notes payable	22	-	50,159
Convertible debentures - current	18	38,301	3,406
Senior secured convertible note	19, 20	210,379	367,699
Onerous contracts	32	5,763	4,763
		335,076	503,638
Non-current liabilities
Lease liability	21	1,926	42,155
Convertible debentures	18	-	33,089
Deferred income tax liability	38	28,846	136
Other long-term liabilities		1,409	520
Total liabilities		367,257	579,538
Shareholders' equity
Share capital	23	1,889,768	1,267,967
Share-based payment reserve	25	73,657	69,750
Warrant reserve	24	82,395	124,112
Contributed surplus		90,981	41,290
Accumulated deficit		(1,841,584)	(773,993)
Accumulated other comprehensive income		18,475	1,152
Total equity attributable to shareholders of HEXO Corp.		313,692	730,278
Non-controlling interest	34	-	1,987
Total shareholders' equity		313,692	732,265
Total liabilities and shareholders' equity		680,949	1,311,803
Going Concern (Note 2)
Commitments and contingencies (Note 32)

Approved by the Board of Directors

/s/ Helene Fortin, Director

/s/ Mark Attanasio, Director

The accompanying notes are an integral part of these consolidated financial statements

HEXO Corp. 2022 Consolidated Financial Statements

Consolidated Statements of Net Loss and Comprehensive Loss

(expressed in thousands of Canadian Dollars, except per share data)

For the year ended	Note	July 31, 2022	July 31, 2021
Revenue from sale of goods	35	265,418	173,081
Excise taxes		(74,717)	(49,583)
Net revenue from sale of goods		190,701	123,498
Ancillary revenue		402	271
Net revenue		191,103	123,769
Cost of goods sold	9	282,985	94,703
Gross profit/(loss) before fair value adjustments		(91,882)	29,066
Fair value component in inventory sold	9	43,455	31,767
Unrealized gain on changes in fair value of biological assets	10	(59,665)	(51,499)
Gross profit/(loss)		(75,672)	48,798

Operating expenses
General and administrative	28	84,916	58,187
Selling, marketing and promotion		22,932	10,348
Share-based compensation	28	14,396	11,731
Research and development		3,216	3,835
Depreciation of property, plant and equipment	12	7,428	6,097
Amortization of intangible assets	13	21,347	2,050
Restructuring costs		15,105	3,283
Impairment of property, plant and equipment	12	215,003	20,230
Impairment of intangible assets	13	140,839	-
Impairment of goodwill		375,039	-
Recognition of onerous contract		1,000	-
Impairment of investment in associate	11	57,760	-
Disposal of long-lived assets		-	1,294
(Gain) Loss on disposal of property, plant and equipment		(2,466)	64
Acquisition, integration and transaction costs		35,538	17,174
		992,053	134,293
Loss from operations		(1,067,725)	(85,495)

Interest income (expense), net	29	2,112	(30,523)
Non-operating income (expense), net	29	(46,808)	859
Net loss before tax	38	(1,112,421)	(115,159)
Current and deferred tax recovery		38,813	397
Net loss		(1,073,608)	(114,762)
Other comprehensive income
Foreign currency translation		232	(17)
Gain on fair value due to changes in credit spread, net of tax		17,091	1,169
Net loss and comprehensive loss		(1,056,285)	(113,610)
Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(1,050,268)	(113,477)
Non-controlling interest	34	(6,017)	(133)
		(1,056,285)	(113,610)
Net loss and comprehensive loss per share, basic and diluted		(2.72)	(0.89)
Weighted average number of outstanding shares
Basic and diluted	26	388,605,394	127,300,903

The accompanying notes are an integral part of these consolidated financial statements

HEXO Corp. 2022 Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(expressed in thousands of Canadian Dollars, except per share data)

For the year ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Accumulated OCI	Accumulated deficit	Total to HEXO Corp.	Non- controlling interest	Total equity
			$	$	$	$	$	$	$	$	$
Balance at July 31, 2020		120,616,441	1,023,788	65,746	95,617	27,377	-	(659,231)	553,297	3,379	556,676
June 2020 at the market offering	23	244,875	-	-	-	-	-	-	-	-	-
May 2021 at the market offering, net	23	6,373,926	45,257	-	-	-	-	-	45,257	-	45,257
Acquisition of Zenabis Global Inc	15	17,579,336	151,358	7,282	32,354	-	-	-	190,994	(1,340)	189,654
Transaction costs	15	448,639	3,612	-	-	-	-	-	3,612	-	3,612
Senior secured convertible note, net		4,602,241	29,540	-	-	-	-	-	29,540	-	29,540
Exercise of stock options	25	410,051	3,213	(1,983)	-	-	-	-	1,230	-	1,230
Exercise of equity settled RSUs	25	223,506	1,267	(1,554)	-	-	-	-	(287)	-	(287)
Expiry of stock options	25	-	-	(12,891)	-	12,891	-	-	-	-	-
Exercise of warrants	24	2,146,931	9,932	-	(3,126)	-	-	-	6,806	-	6,806
Expiry of warrants	24	-	-	-	(733)	733	-	-	-	-	-
Equity-settled share-based payments	25	-	-	13,150	-	-	-	-	13,150	-	13,150
Other comprehensive income		-	-	-	-	-	1,152	-	1,152	-	1,152
Non-controlling interest	34	-	-	-	-	289	-	-	289	-	289
Net loss		-	-	-	-	-	-	(114,762)	(114,762)	(52)	(114,814)
Balance at July 31, 2021		152,645,946	1,267,967	69,750	124,112	41,290	1,152	(773,993)	730,278	1,987	732,265

At-the-Market program, net of costs	23	24,290,117	27,266	-	-	-	-	-	27,266	-	27,266
August 2021 public offering, net	23	49,080,024	135,645	-	-	-	-	-	135,645	-	135,645
Business acquisitions, net	15	75,073,121	230,232	18	769	-	-	-	231,019	-	231,019
Senior secured convertible note, net	19	202,224,566	199,818	-	-	-	-	-	199,818	-	199,818
Amended and restated senior secured convertible note, net	20	67,774,266	17,900	-	-	-	-	-	17,900	-	17,900
Equity line of credit	23	10,843,373	3,795	-	-	-	-	-	3,795	-	3,795
Advisor and broker compensation	23	19,040,010	6,998	-	-	-	-	-	6,998	-	6,998
Exercise of stock options	25	17,024	147	(104)	-	-	-	-	43	-	43
Expiry of stock options	25	-	-	(9,513)	-	9,513	-	-	-	-	-
Expiry of warrants	24	-	-	-	(42,486)	42,486	-	-	-	-	-
Equity-settled share-based payments	25	-	-	13,506	-	-	-	-	13,506	-	13,506
Other comprehensive income		-	-	-	-	-	17,323	-	17,323	-	17,323
Non-controlling interest	34	-	-	-	-	(2,308)	-	-	(2,308)	2,308	-
Loss of control of subsidiary	15	-	-	-	-	-	-	-	-	1,722	1,722
Net loss		-	-	-	-	-	-	(1,067,591)	(1,067,591)	(6,017)	(1,073,608)
Balance at July 31, 2022		600,988,447	1,889,768	73,657	82,395	90,981	18,475	(1,841,584)	313,692	-	313,692

The accompanying notes are an integral part of these consolidated financial statements

HEXO Corp. 2022 Consolidated Financial Statements
Consolidated Statements of Cash Flows

(expressed in thousands of Canadian Dollars)

For the year ended	Note	July 31, 2022	July 31, 2021
Operating activities		$	$
Net loss before tax		(1,112,421)	(115,159)
Items not affecting cash or presented outside of operating activities	37	1,000,302	71,660
Changes in non-cash operating working capital items	37	(4,567)	431
Cash used in operating activities		(116,686)	(43,068)
Financing activities
Proceeds from issuance of senior secured note, net	20	-	377,433
Proceeds from issuance of common shares, net		202,166	46,140
Shortfall payments and issuance fees		(334)	(4,482)
Senior convertible note transaction costs		(8,979)	-
Proceeds from the exercise of stock options	25	43	1,230
Payments on RSU exercise	25	-	(287)
Proceeds from the exercise of warrants	24	-	6,806
Repayments of debt	22	(6,754)	(38,415)
Interest paid on debt		(5,095)	(2,035)
Lease payments	21	(6,054)	(4,835)
Interest paid on unsecured convertible debentures	18	(3,211)	(3,583)
Cash-settlements of senior secured convertible note	19	(22,996)	-
Cash provided financing activities		148,786	377,972
Investing activities
Settlement of short-term investments		1,241	-
Proceeds from sale of interest in BCI	10	10,111	-
Net Cash inflows/(outflows) to restricted funds	6	104,248	(120,985)
Cash outflows to cash held in escrow	7	-	(276,654)
Cash received from escrow	7	283,775	-
Cash payment on business acquisition, net of cash acquired	15	(381,157)	2,804
Issuance of convertible debenture receivable	15	-	(19,500)
Proceeds from sale of property, plant and equipment		14,794	93
Acquisition of property, plant and equipment		(27,612)	(30,004)
Purchase of intangible assets		(7,084)	(2,336)
Investment in associates and joint ventures	11	(11,221)	(5,033)
Cash derecognized on loss on control of subsidiary	15	(3,419)	-
Cash used in investing activities		(16,324)	(451,615)
(Decrease)/increase in cash and cash equivalents		15,776	(116,711)
Cash and cash equivalents, beginning of year		67,462	184,173
Cash and cash equivalents, end of year		83,238	67,462
Supplemental cashflow information in Note 37.

The accompanying notes are an integral part of these consolidated financial statements.

HEXO Corp. 2022 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended July 31, 2022 and 2021

(expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. ("HEXO" or the "Company"), is a publicly traded corporation, incorporated in Ontario, Canada. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. The head office is located at 120 Chemin de la Rive, Gatineau, Canada. The Company's common shares are listed on the Toronto Stock Exchange ("TSX") and the National Association of Securities Dealers Automated Quotations ("Nasdaq"), both under the trading symbol "HEXO". The Company was listed on the New York Stock Exchange up to August 24, 2021, at which time the Company transferred its US listing to the Nasdaq.

2. Going Concern

These consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

During the year ended July 31, 2022, the Company reported an operating loss of $1,067,725; cash outflows from operating activities of $116,686 and an accumulated deficit of $1,841,584 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $63,429 and held cash and cash equivalents of $83,238 as at July 31, 2022 ($67,462 at July 31, 2021) which management expects to be sufficient to meet the Company’s expected working capital and operating cash flow needs over the next 12 months. However, the Company also has 8% convertible debentures that mature in December 2022, which will require a cash repayment of $40,140 if the Company cannot extend the terms. Furthermore, the Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under theAmended senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter of FY23.

These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company has taken the following actions:

• On July 12, 2022, the Company, Tilray Brands Inc. (“Tilray”) and HT Investments MA LLC (“HTI”) amended and restated the terms of the outstanding senior secured convertible note originally issued by the Company to HTI (the “Note”). The amended and restated convertible note (the “Amended senior secured convertible note”) was immediately assigned to Tilray pursuant to the terms of an amended and restated assignment and assumption agreement (Note 20).

• Concurrent with the debt restructuring, the Company received a non-binding Letter of Intent for a $180 million equity purchase agreement (the “equity line of credit” or “ELOC”), from an affiliate of KAOS Capital Ltd (“KAOS”), which could provide the Company access to $5 million capital per month over a 36-month period in order to help meet debt and interest repayments under the amended and reassigned secured note. Under the terms of the ELOC, the Company is to utilize 60% of the acquired proceeds towards the debt and interest payments associated with the Amended senior secured convertible note. The Company received conditional TSX approval on May 13, 2022, replaced and superseded by subsequent approval on June 29, 2022. As of October 31, 2022, the Company has yet to file the prospectus supplement qualifying the distribution and resale by the subscriber of the Put Shares and meet the minimum share price requirement of $0.10 per common share in the first three months and $0.30 thereafter, thus has not been able to draw upon the ELOC.

• On June 17, 2022, the Company’s wholly owned subsidiary Zenabis Global Inc. (“Zenabis”) as well as its direct and indirect wholly-owned subsidiaries (collectively, the “Zenabis Group”), filed a petition (the “CCAA Petition”) with the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs. As a result of the CCAA Petition and the resulting loss of control over the Zenabis Group, the Company deconsolidated the assets and liabilities of Zenabis and effectively de-leveraged itself from the $50,732 senior note payable previously associated with Zenabis.

• On July 15, 2022, the Company commenced the termination of the captive insurance program which resulted in the release of $29,994 in cash on September 1, 2022, that had previously been restricted (Note 6). The captive insurance program was replaced by a traditional insurance program that will require annual premiums.

HEXO Corp. 2022 Consolidated Financial StatementsOn July 15, 2022, the Company commenced the termination

During the second half of the fiscal year, the Company’s new management identified and commenced certain opportunities and cost savings initiatives to fundamentally realign the operating expenses and cashflows to address liquidity issues. These initiatives include:

• Entering into commercial agreements with Tilray including (i) a co-manufacturing agreement providing for  manufacturing services between the parties and (ii) a procurement and cost-savings agreement for efficiencies to be achieved in the business with respect to administrative services, third-party commercial services, procurement, internal distribution services on an ongoing basis through creation of an Efficiencies Committee with joint representation from HEXO and Tilray, and agreeing with Tilray to negotiate an agreement concerning international sales and supply arrangements.

• Reducing of the Company’s total headcount and restructuring the organization for expected future operating and administrative needs;

• Minimizing the Company’s spend on third party service providers and reducing professional fees; and

• Put in a plan to liquidate the Company’s previously announced decommissioned and available for sale assets.

Management believes that the above noted initiatives, combined with existing cash on hand will be sufficient to support operations over the next 12 months. Management is also currently assessing alternative refinancing and settlement options to mitigate the immediate cash payment requirement on the maturity of the 8% convertible notes.

However, there can be no assurances that financing alternatives will be available or available on terms that are acceptable to the Company or that the Company’s initiatives will yield sufficient liquidity or generate positive Adjusted EBITDA, in order for the Company toto meet its financial covenant requirements, and as such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. Basis of Preparation

i. Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ('IASB").

These consolidated financial statements were approved and authorized for issue by the Board of Directors on October 31, 2022.

ii. Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, biological assets carried at fair value less cost to sell, and assets held for sale measured at the lower of carrying amount and fair value less costs to sell as detailed in the Company's accounting policies.

iii. Functional and Presentation Currency

The consolidated financial statements are presented in Canadian dollars, which is the parent's functional currency. Each entity within the Company determines its own functional currency based on the primary economic environment in which it operates.

Basis of Consolidation

SUBSIDIARIES

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and be exposed to, or have rights to, the variable returns from its activities. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. All intercompany transactions, balances, and unrealized gains and losses are eliminated upon consolidation.

Non-controlling interest ("NCI") represents the portion of equity ownership in subsidiaries not attributable to the Company's shareholders. NCI is initially measured as the proportionate share of its interest in the acquiree's identifiable net assets as at the date of acquisition and subsequently adjusted for the proportionate share of net earnings and other comprehensive income (loss) attributable to the NCI, as well as any dividends or distributions paid to the NCI. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of loss and comprehensive loss, statements of changes in equity and balance sheets respectively.

HEXO Corp. 2022 Consolidated Financial Statements
Principal Operating Subsidiaries	Jurisdiction	Interest Held	Principal Activity
HEXO Operations Inc.	Quebec, Canada	100%	To produce and sell cannabis and cannabis products under the Cannabis Act.

HEXO USA Inc.	Delaware, USA	100%	To facilitate expansion into the US market.

5048963 Ontario Inc. (Redecan)	Ontario, Canada	100%	To produce and sell cannabis and cannabis products under the Cannabis Act.

JOINT ARRANGEMENTS AND ASSOCIATES

Investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Associates

Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the Company holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see "Equity Method" below), after initially being recognized at cost.

The following associates are significant to the Company:

Significant associates	Jurisdiction	Interest Held	Principal Activity
Truss Limited Partnership ("Truss LP")	Ontario, Canada	42.5%	To pursue opportunities to develop non- alcoholic, cannabis infused beverages for the Canadian market.

Truss CBD USA LLP ("Truss CBD US")	Colorado USA	42.5%	To explore opportunities for non-alcoholic hemp derived CBD beverages in the State of Colorado.

EQUITY METHOD

Under the equity method of accounting, investments in associate and joint ventures are initially recognized at cost and adjusted thereafter to   recognize the Company’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Company’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Company’s share of losses in an equity-accounted investment equals or exceeds its interest in the  entity, including any other unsecured long-term receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Company.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 4(k).

CHANGE IN OWNERSHIP

HEXO Corp. 2022 Consolidated Financial Statements

When the Company ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss

On June 17, 2022, the Company lost control of Zenabis Global Inc. and certain of its subsidiaries ("Zenabis") when it filed to commence proceedings under the Companies' Creditors Arrangement Act (CCAA) (Note 15).

OPERATING SEGMENTS

An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the entity's chief operating decision maker (CODM), the board of directors, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

4. Significant Accounting Policies and Pronouncements

(a) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

(b) RESTRICTED FUNDS

Restricted funds represent cash that is pledged as collateral or guarantees for certain of the Company's projects, obligations, and agreements.

Funds related to the Company’s captive insurance program are included in restricted funds. Captive Insurance is coverage for the Company’s directors and officers that has been secured through a Captive Cell program (“the Captive Program”). The Captive Program was affected by entering into a participation agreement with a registered insurer for the purposes of holding and managing the Company’s coverage funds through a separate cell account (the “Cell Captive”). Captive Program funds are held as cash in the Cell Captive with the possibility of reinvestment into short-term investments and/or marketable securities in the future. The Company recognizes gains and losses from, interest, foreign exchange activity and/or fair market value adjustments through the Statement of Net Loss and Comprehensive Loss. The Captive Program was discontinued subsequent to July 31, 2022.

(c) CASH HELD IN ESCROW

Cash held in escrow is cash that is held by independent escrow agents to fund future acquisitions but restricted by certain release conditions.

(d) TRADE RECEIVABLES

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less allowance for expected credit losses, which the Company estimates on the basis of historical collection rates and observable changes in credit risk.

(e) COMMODITY TAX RECOVERABLES & OTHER RECEIVABLES

Commodity tax recoverable and other receivables are initially measured at fair value and subsequently measured at amortized cost, less any provisions for impairment.

(f) BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of related inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs (including share-based compensation), grow consumables, materials, utilities, facilities costs, depreciation, overhead, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item 'costs of goods sold' on the statement of loss and comprehensive loss in the period that the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

HEXO Corp. 2022 Consolidated Financial Statements

(g) INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis ("Dried cannabis") are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, depreciation, amortization, and labour related costs (including share-based compensation) involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within 'cost of goods sold' on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross profit. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

(h) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Construction in progress is transferred to a depreciable asset class property, plant and equipment when the assets are available for use and depreciation of the assets commences at that point.

Depreciation is provided using the following terms and methods:

Asset	Method	Term
Land	Not depreciated	No term
Buildings	Straight line	5 to 20 years
Leasehold improvements	Straight line	lease term
Furniture and equipment	Straight line	5 years
Cultivation and production equipment	Straight line	5 to 20 years
Vehicles	Straight line	5 years
Computers	Straight line	3 years

An asset's residual value and useful life are reviewed at each reporting date and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

(i) INTANGIBLE ASSETS

Finite life intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Asset	Method	Term
Domain names	Straight line	10 years
Health Canada licenses	Straight line	20 years
Software	Straight line	3-5 years
Patents/Production Know-How	Straight line	6-20 years
Brands	Straight line	3 years

The estimated useful life is reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research expenditure and development expenditure that do not meet the recognition criteria for intangible assets are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

The Company holds no intangible assets with an indefinite life.

(j) GOODWILL

HEXO Corp. 2022 Consolidated Financial Statements

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units ("CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the Company's single operating segment.

(k) IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's or CGU's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal ("FVLCD") and value in use ("VIU"). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

The estimated useful life is reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research expenditure and development expenditure that do not meet the recognition criteria for intangible assets are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money to the Company and the risks specific to the asset. In determining FVLCD an appropriate valuation model is used. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. Any impairment loss is recorded in earnings and previously recognized impairment losses (excluding the impairment of Goodwill) are reversed or partially reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized, in which case, the carrying amount of the asset is increased to its recoverable amount. The new carrying amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized.

(l) BUSINESS ACQUISITIONS

The acquisition method is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. Operating results are included in the consolidated financial statements as of the acquisition date. The consideration transferred for the acquisition comprises the:

• fair values of the assets transferred;

• liabilities incurred to the former owners of the acquired business;

• equity interests issued by the Company;

• fair value of any asset or liability resulting from a contingent consideration arrangement; and

• fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, with the exceptions of leases under IFRS 16 and deferred taxes. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets. The Company has one year from the acquisition date to finalize the estimates and assumptions that support the finalized fair value analysis and purchase price allocation. Until this time, these values reported are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

Acquisition-related costs are expensed as incurred and are presented under 'Acquisition and transaction costs' in the consolidated statements of loss and comprehensive loss.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

HEXO Corp. 2022 Consolidated Financial Statements

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(m) NON-CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair  value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Non-current assets (including those part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(n) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Accounts payable and accrued liabilities are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(o) REVENUE RECOGNITION

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer. The Company recognizes revenue in an amount that reflects the consideration which the Company expects to receive taking into account the impact which may arise from any rights of return on sales, price concessions or similar obligations. Net revenue is presented net of taxes, estimated returns, allowances and discounts.

Canada Revenue Agency ("CRA") levies excise taxes on the sale of medical and adult-us cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an ad valorem duty that is imposed when a cannabis product is delivered to the customer.

Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Net revenue from sale of goods, as presented on the statement of net loss, represents revenue from the sale of goods less applicable excise taxes.

(p) COST OF GOODS SOLD

Cost of goods sold includes cost of inventory expensed, packaging costs, shipping costs and related labour.

(q) INCOME TAXES

HEXO Corp. 2022 Consolidated Financial Statements

The income tax expense or recovery for the period is the tax payable on the current period's taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or recovery is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

(r) SHARE-BASED COMPENSATION

The Company has an employee stock option plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Forfeitures are adjusted for on an actual basis. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For stock options granted to non-employees the compensation expense is measured at the fair value of goods and services received except where the fair value cannot be estimated, in which case it is measured at the fair value of the equity instruments granted. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based payment reserve to share capital.

(s) RESTRICTED SHARE UNITS ("RSU's")

RSUs are cash or equity settled share-based payments granted to certain employees, directors and executives within the Company. RSUs are measured at their initial fair value on the date of the grant utilizing the Black- Scholes Merton model. The fair value of cash-settled RSUs is revalued at each period end and is recognized as share-based compensation expense over the vesting period with a corresponding adjustment to the liability.

Upon the settlement of cash based RSUs, which are valued at the market value at the time of exercise, the related liability is transferred to share capital. The fair value of equity-settled RSUs are recognized in the share-based reserve at the grant date. Upon the settlement of equity-based payments, RSUs are settled in the form of common shares and the related share-based reserve is transferred to share capital.

RSUs may be exercised for cash, equity or a combination of both at the discretion of the holder once vested as per the terms of the award grant.

Amounts recorded for forfeited RSUs are transferred to contributed surplus in the year of forfeiture or expiry.

(t) DEFERRED SHARE UNITS ("DSU's")

DSUs are cash or equity settled share-based payments granted to certain of the Company's directors. DSUs do not possess a vesting period but are rather dependent upon on certain conditions and/or events in order to vest. DSUs are measured at the market value on the date of grant. The fair value of cash-settled DSUs ais revalued at each period end and is recognized as share-based compensation over the period with a corresponding adjustment to the liability.

Upon the settlement of cash-based DSUs, which are valued at the market value at the time of exercise, the related liability is transferred to share capital. The fair value of any equity-settled DSUs is to be recognized in the share-based reserve at the grant date. Upon the settlement of equity-based payments, DSUs are settled in the form of common shares and the related share-based reserve is transferred to share capital.

DSUs may be exercised for cash, equity or a combination of both at the discretion of the holder once vested as per the terms of the award grant.

Amounts recorded for forfeited DSUs are transferred to contributed surplus in the year of forfeiture or expiry.

(u) LOSS PER SHARE

Loss per common share represents loss for the period attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable loss for the year by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

HEXO Corp. 2022 Consolidated Financial Statements

(v) FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the respective instrument. All financial assets and financial liabilities are initially measured at fair value, net of transaction costs, except for financial instruments classified as fair value through profit or loss ("FVTPL"), where transaction costs are recognized immediately in profit or loss.

The Company classifies its financial assets in the following measurement categories:

• those to be measured subsequently at fair value, either through other comprehensive income ("FVOCI") or through profit or loss("FVTPL"), and

• those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

The Company has made the following classifications:

IFRS 9 Classification
Financial assets
Cash and cash equivalents	Amortized cost
Restricted funds	Amortized cost
Trade receivables	Amortized cost
Convertible debenture receivable	FVTPL
Long term investments	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Warrant liabilities	FVTPL
Convertible debentures	Amortized cost
Senior secured convertible note	FVTPL
Senior notes payable	Amortized cost
Lease liabilities	Amortized cost
Loans and borrowings	Amortized cost

(i) Fair Value Through Profit or Loss ("FVTPL") Financial Assets

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVOCI. This category includes debt instruments whose cash flow characteristics are not solely payments of principal and interest ("SPPI") or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

(ii) Amortized Cost Financial Assets

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. An amortized cost financial asset is initially measured at fair value, including transaction costs and subsequently at amortized cost using the effective interest rate.

(iii) Impairment of Financial Assets

Financial assets, other than those classified at fair value through profit and loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

(iv) Financial Liabilities and Other Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities mandatory classified at FVTPL, such derivatives, are stated at fair value, with changes being recognized through the statements of net loss. Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

HEXO Corp. 2022 Consolidated Financial Statements

The Senior secured convertible note (including the Amended senior secured convertible note) (the “Note”) was issued in currency other than the functional currency of the Company is classified entirely as liabilities. As the Note contains equity and non-equity embedded derivatives, it is designated at fair value through profit or loss on initial recognition when embedded features are not separated.

The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive loss. Amounts recorded in other comprehensive loss related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized.

Financial liabilities are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in the statement of net loss as other income (loss).

Financial liabilities are classified as current when the Company does not retain an unconditional right to defer settlement, due to a conversion feature or otherwise, beyond 12 months from the reporting date.

(v) Derivatives

Derivatives are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or initially unrecognized and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment, are expensed as incurred.

(vi) Convertible Debentures

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest rate method until extinguished upon conversion or at the instrument's maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issuance of the convertible debentures are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debentures using the effective interest method.

For compound instruments with non-equity derivatives, the fair value of the embedded derivative is determined first based on the contractual terms, and the initial carrying amount of the host instrument is the residual amount after separating the embedded derivative.

Fair value on initial recognition

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. If, after considering the terms of the transaction, the Company determines that the fair value of a financial instrument at initial recognition differs from the transaction price, the difference is recognized as a gain or loss in the statement of loss only if fair value is evidenced by quoted prices or based on a valuation technique that uses only data from observable markets. In all other cases, the difference is deferred and recognized systematically to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Any subsequent measurement of the instrument excludes the balance of the deferred day one gain or loss.

HEXO Corp. 2022 Consolidated Financial Statements

(w) FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign Operations

The assets and liabilities of foreign operations are translated to the presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in Other Comprehensive Loss in the Accumulated Other Comprehensive Loss account.

(x) SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant Accounting Judgements

Impairment of non-financial assets

Non-financial asset impairment tests require the allocation of assets to CGUs or CGU groups, which requires significant judgement and interpretation with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared resources and assets, and the way in which management monitors the operations.

Non-financial asset impairment tests require the determination of whether there is an indication of impairment. The assessment of whether there is any indication of impairment is performed at the end of each reporting period, and requires the application of judgement, historical experience, and use of external and internal sources of information

Revenue - Principal versus Agent

The Company evaluated whether it is the principal (reports on gross basis) or agent (reports on a net basis) for revenues generated by the direct sale of cannabis infused beverages (“CIB’s). The Company control’s the CIB’s  prior to the sale to its customers as regulated and mandated under the Cannabis Act and Health Canada legislation. Up until October 1, 2021, the Company’s control was evidenced by our sole ability to possess the CIB’s once the cannabis distillate has been added and thus establishing the inventory as a cannabis product requiring it to be held by a licensed producer. On October 1, 2021, Truss LP received its cannabis manufacturing and processing license under the Cannabis Act (Canada) and was therefore able to possess the cannabis-inclusive CIBs. Truss LP then received its cannabis selling license on May 2, 2022. However, as of July 31, 2022, Truss LP has not operationalized its cannabis selling license, and does not possess the ability to sell cannabis products to its customers. An arrangement remains in place in which the Company purchases the manufactured goods from Truss LP and sells the CIBs to third parties, as a principal in the arrangement. This is evidenced by the Company possessing the sole ability to monetize the sale of CIB’s through the sales agreements and purchase orders with customers. The Company therefore presents the revenues from the sale of CIBs on a gross basis.

Senior secured convertible note

Management used significant judgement to determine that the fair value of the Note on issuance did not equal the transaction price, which was attributed, among other things, to a premium paid as a result of the limited time available to close the financing required to secure the Redecan acquisition. The resulting difference between the transaction price and the fair value on initial recognition (the “Day 1 loss”) was deferred as the fair value of the Note is based on a valuation technique where not all the inputs are observable. The unrecognized Day 1 loss was recorded in the statement of net loss only to the extent that it arises from a change in factor that market participants would take into account when pricing the Note. The Company believes that time is such a factor specific to the Note and the Day 1 loss is recognized on a straight-line basis in the statement of net loss over the contractual life of the Note. Upon amendment of the Note on July 12 2022, the remaining value of the Day 1 loss was recognized in the statement of net loss.

Amended senior secured convertible note

Management used significant judgement in evaluating its rights and obligations under commercial agreements executed concurrently with amending and reassigning the senior secured convertible note to Tilray and in assessing the impact of these agreements on the contractual cash flows under the Amended senior secured convertible note. Where an unavoidable contractual obligation to deliver cash in the future was identified, management used financial contract combination guidance in accounting for the Amended senior secured convertible note.

HEXO Corp. 2022 Consolidated Financial Statements

Loss of control of subsidiary
On June 1, 2022, Zenabis filed a petition with the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs. Management applied judgement in assessing whether this event represented a loss of control of Zenabis. As a result of the CCAA filing, the most relevant activity of Zenabis became the settlement of the Zenabis Senior Note Payable through the sale of the business or its assets. On filing of CCAA, which included the a request for an order to approve a sale and investment solicitation process and to approve a stalking horse agreement of purchase and sale, management concluded that the Company ceased to have the power to direct the relevant activity of Zenabis because substantive rights were granted to other parties through the CCAA proceedings that restricted the decision making ability of the Company to the extent that the Company was unable to demonstrate power over Zenabis. As a result, the Company accounted for a loss in control and Zenabis was deconsolidated on June 17, 2022 (Note 15).

Significant Accounting Estimates

Valuation of Biological Assets

In determining the fair value less costs to sell of biological assets, management is required to make a number of significant estimates, and assumptions, including estimating the expected yields for the cannabis plants, sales price and expected post-harvesting costs.

A weighted average of current observable market sales prices for cannabis derived products, less costs to sell, is used to estimate the sales price input in the fair value less costs to sell model.

Valuation of Inventory

In calculating the net realizable value (NRV) of inventory, management determines the selling prices based on current observable market sales prices, selling costs, and includes an estimate of spoiled or expired inventory based on the most reliable evidence available at the time, to record inventory at the lower of cost or net realizable value. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is management has determined to be $nil.

Impairment of non-financial assets

Non-financial asset impairment tests require the estimation of the recoverable amount of the asset or CGU, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions conducted at arm's length for similar assets, valuation appraisals, or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the Company’s approved budget for the first year and the Company’s forecast for the next four years and do not include restructuring activities that the Company is not yet committed to, or significant future investments that will enhance the performance of the asset or CGU being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill, property, plant and equipment and intangible assets. Cash flow projections for the HEXO Corporate CGU included significant judgments and assumptions relating to future forecasted cash flows, terminal value growth rate and post-tax discount rate

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Business Combination

Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date, require the use of judgement and estimates. The significant estimates related to estimating the fair value of the acquired cultivation and processing license, involved significant assumptions such as forecasted gross margin, and the delay in cultivation and production ramp-up. Management also exercises judgement in estimating the probability and timing of future cash flows and uses a discounted cash flow methodology as the basis for estimating fair value. The significant estimate related to estimating the fair value of know-how intangible asset is the incremental margin. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Determining the fair value of the assumed debenture required the use of significant judgement given the default claims of the Debenture at acquisition and the legal proceedings underway with the lender (see Note 32). As the lender claimed the debenture was in default, management also exercised judgement in estimating the amount required to repay and terminate the Debenture and contingencies attached to the claim.

Convertible Debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant estimates including discount rates and future cash flows. The conversion option has a fixed conversion rate thus the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual balance, or conversion feature is accounted for as equity at issuance. Transaction costs are apportioned to the debt liability and equity component in proportion to the allocation of proceeds.

HEXO Corp. 2022 Consolidated Financial Statements

Going Concern and Liquidity

In assessing the Company’s ability to continue as a going concern, management utilizes significant estimates in the forecasting of future cash flows. Critical input estimates such as economic conditions, market demands, production quality, integrated operating activities, capital project expenditures and convertible debt repayments are used.

New and Amended Standards

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 1 effective August 1, 2021 with no impact to the Company's consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the Amendments to IAS 37 effective August 1, 2021 with no impact to the Company's consolidated financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use

The amendment clarifies the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendment prohibits a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that assets for its intended use. The company will recognize such sales proceeds and related costs in profit and loss. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the Amendments to IAS 16 effective August 1, 2021 with no impact to the Company's consolidated financial statements.

New Accounting Policies Not Yet Effective

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

HEXO Corp. 2022 Consolidated Financial Statements

5. Cash and Cash Equivalents

	Interest rate	July 31, 2022	July 31, 2021
		$	$
Operating cash	-	75,819	31,702
High interest savings accounts	1.80%	7,419	35,760
Cash and cash equivalents		83,238	67,462

6. Restricted Funds

	July 31, 2022	July 31, 2021
	$	$
Letters of credit, collateral and guarantees for purchases	2,230	2,552
Restricted cash under terms of the Senior Secured Convertible Note (Note 19)	-	99,696
Cash restricted in captive insurance subsidiary	29,994	29,998
Total	32,224	132,246

The Company’s restricted cash had been held for the settlement of the senior note payable, acquired from the business acquisition of Zenabis (Note 22), as contractually obligated under the terms of the senior secured convertible note (Note 19). On July 12, 2022, under the Senior secured convertible notes amending agreement (Note 19), the restricted cash under the terms of the Senior secured convertible note were unrestricted and made available for operational use upon the notes. On September 1, 2022, the Company unrestricted the cash previously held in the captive insurance subsidiary.

7. Cash Held in Escrow

On May 27, 2021, the Company issued US$360 million in a senior secured convertible note at a purchase price of US$327.6 million (Note 19). Under the senior secured convertible note agreement, US$229.32 million of the proceeds were immediately placed into an escrow account. On August 30, 2021, the Cash held in escrow was used, in full, towards funding the acquisition of all of the outstanding shares of the entities that carry on the business of Redecan (Note 15).

8. Commodity Taxes Recoverable and Other Receivables

	July 31, 2022	July 31, 2021
	$	$
Commodity taxes recoverable	7,411	56
Lease receivable - current[1]	-	107
Cash receivable on settlement of marketable securities	-	2,698
Loan receivable[2]	-	5,000
Other receivables	-	5,688
Total	7,411	13,549

    1 A related party capital lease receivable related to Truss Limited Partnership (Note 30).

    2 A short term bridge loan issued to 48North who was acquired by the Company on September 1, 2021 (Note 15).

9. Inventory

	As at July 31, 2022
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$30,636	$23,600	$54,236
Purchased dried cannabis	662	–	662
Extracts	3,928	–	3,928
Purchased extracts	478	–	478
Packaging and supplies	7,105	–	7,105
	$42,809	$23,600	$66,409

	As at July 31, 2021
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$81,784	$24,257	$106,041
Purchased dried cannabis	1,754	–	1,754
Extracts	11,945	4,411	16,356
Purchased extracts	2,247	–	2,247
Packaging and supplies	8,929	–	8,929
	$106,659	$28,668	$135,327

HEXO Corp. 2022 Consolidated Financial Statements

The Company recognizes the costs (capitalized cost and biological asset fair value adjustment) of harvested cannabis inventory expensed in two separate lines on the consolidated statement of net loss:

(i) Capitalized costs relating to inventory expensed and included in Cost of goods sold amounted to $282,985 for the year ended July 31, 2022 (July 31, 2021 – $94,703) which include;

  Write downs of inventory to the net realizable value of $104,038 (July 31, 2021 – $4,470); and
  Write-offs of inventory of $14,297 (July 31, 2021 – $2,182) which relate to the impairment of the Keystone Isolation Technology extraction capital project (intended to utilize inventory during the commissioning phase), destroyed and unsellable inventory and cultivation facility shutdowns; and
  Reversal of impairment of $4,299 (July 31, 2021 – $1,543) to its net realizable value.

(ii) The fair value component (biological asset fair value adjustments) of inventory sold on the consolidated statement of net loss was $43,455 for the year ended July 31, 2022, (July 31, 2021 – $31,767).

Total depreciation capitalized in inventory in the year ended July 31, 2022, was $23,715 (July 31, 2021 – $15,677). Total share-based compensation capitalized in inventory in the year ended July 31, 2022, was $nil (July 31, 2021 – $1,505).

10. Biological Assets

The Company's biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets are as follows:

For the years ended	July 31, 2022	July 31, 2021
	$	$
Balance, beginning of year	14,284	7,571
Acquired on business combination	8,352	8,892
Production costs capitalized	62,489	36,156
Net increase in fair value due to biological transformation and estimates	59,665	51,499
Harvested cannabis transferred to inventory	(119,432)	(89,834)
Disposal of biological assets	(3,086)	-
Derecognized on loss of control of subsidiary (Note 15)	(6,366)	-
Balance, end of year	15,906	14,284

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets at their fair value at harvest. During the year ended July 31, 2022, the Company disposed of $3,086 (July 31, 2021 - $nil) of biological assets due to the closure of a cultivation facility as well as damaged plants due to a heating issue.

The inputs and assumptions used in determining the fair value of cannabis plants are as follows:

  yield per plant;
  stage of growth percentage, estimated as age of plant from date of harvest as a percentage of total days in an average growing cycle, as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets to be harvested;
  selling price per gram;
  post-harvest cost (cost to complete and cost to sell) per gram; and
  destruction/wastage of plants during the harvesting and processing process.

The table below summarizes the significant inputs and assumptions used in the fair value model, their weighted average range of value and sensitivity analysis:

Significant inputs and assumptions	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower per plant. Which is expected to approximate future selling prices and where applicable, considering strains.	$2.73 per dried gram	$3.05 per dried gram	$1,190	$746
Yield per plant Derived from historical harvest cycle results on a per strain basis, which is expected to be harvested from plants.	82-1,307 grams per plant[1]	24-116 grams per plant	$803	$460
Post-harvest cost Derived from historical costs of production activities on a per product basis.	$0.19-$0.63 per dried gram	$0.67-$0.84 per dried gram	$303	$636

HEXO Corp. 2022 Consolidated Financial Statements

 1 Significant increase in the estimated yield per plant due to the addition of the outdoor cultivation site acquired on the Redecan acquisition on September 1, 2022 (Note 15).

11. Investments in Associates & Joint Ventures

	July 31, 2022			July 31, 2021

	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening Balance	72,873	1,806	74,679	74,966	1,340	76,306
Cash contributed to investment	8,500	2,721	11,221	4,250	783	5,033
Disposal	-	(984)	(984)	-	-	-
Share of net (loss)	(7,613)	(1,544)	(9,157)	(6,343)	(162)	(6,505)
Impairment	(57,760)	-	(57,760)	-	-	-
Foreign exchange loss through OCI	-	-	-	-	(155)	(155)
Ending Balance	16,000	1,999	17,999	72,873	1,806	74,679

Truss LP

The Truss LP was formed between the Company and Molson Coors Canada (the "Partner") and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss LP with the Company holding 42,500 common shares and representing the remaining 42.5%. Truss LP is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages.

On October 31, 2021, the Company noted indicators of impairment related to the Truss LP investment, notably, a reduced financial outlook and an additional requirement for capital to sustain operations. The Company tested the investment for impairment and recorded an impairment loss as outlined below. The recoverable amount was based on the estimated fair value less costs of disposal. The fair value less costs of disposal was estimated utilizing an income based discounted cash flows ("DCF") analysis. As a result, an impairment loss of  $26,925 was recorded.

The significant assumptions in the DCF analysis were as follows:

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A five-year period was forecasted with an extended five-year period calculated using a discount model that assumes the growth rate of will decrease linearly to the terminal value growth rate of 3%;

ii. Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumptions were held constant and the terminal growth rate was decreased by 1%, the impairment loss would increase by $3,098; and

iii. Discount rate: Management used a 15% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital ("WACC"). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumptions were held constant and the discount rate increased by 1%, the impairment loss would increase by $8,394.

On July 31, 2022, the Company identified additional indicators of impairment related to the Truss LP investment, as a result of a further reduction in the financial outlook predicated on budget to actual trends and certain market data. The Company tested the investment for impairment and recorded an impairment loss as outlined below. The recoverable amount was based on the estimated fair value less costs of disposal, which was determined based on an income approach using discounted cash flows (“DCF”). In addition, to further corroborate the DCF valuation, a secondary valuation was completed using adjusted net asset method determined by measuring the underlying assets and liabilities on the balance sheet of Truss on the measurement date to their respective fair value. The tangible non-financial assets are adjusted to reflect their current replacement cost using comparable market data adjusted for economical obsolescence. As a result, an additional impairment loss of $30,835 was recorded.

The significant assumption in the depreciated replacement cost value of assets approach was the estimated market recoverability rate. The Company utilized a rate of 53%. If all other assumptions were held constant, a 1% decrease in the market recoverability rate would result in an impairment loss of $300.

HEXO Corp. 2022 Consolidated Financial Statements

	Truss LP
As at	July 31, 2022	July 31, 2021
Statement of Financial Position	$	$
Cash and cash equivalents	12,640	6,757
Other current assets	11,562	7,867

Non- current assets	63,305	67,766

Current liabilities	8,145	11,112
Non-current liabilities	8,420	8,667

For the year ended	July 31, 2022	July 31, 2021

Statement of Comprehensive Loss
Revenue	13,516	6,498
Operating expenses excluding depreciation and amortization	(16,265)	(14,261)
Depreciation and amortization	(6,486)	(4,884)
Other expenses	-	-
Loss from operations	(17,289)	(14,643)
Other income	(64)	130
Interest expenses	(560)	(412)
Income tax expenses	-	-
Total comprehensive loss	(17,913)	(14,925)

The following table is a reconciliation of summarized financial information of the Company's' significant investment in Truss LP to the carrying amount of the investment for the years ended July 31, 2022 and July 31, 2021.

For the year ended	July 31, 2022	July 31, 2021
	$	$
Opening net assets	70,039	74,964
Acquisition of associate/capital calls	20,000	10,000
Total comprehensive loss	(17,913)	(14,925)
Closing net assets	72,126	70,039
Interest in associate	42.5%	42.5%
Interest in associate value	30,654	29,767
Fair value of warrant consideration	42,386	42,386
Capitalized transaction costs	720	720
Impairment loss	(57,760)	-
Total interest in associate value	16,000	72,873

HEXO Corp. 2022 Consolidated Financial Statements
12. Property, Plant and Equipment
Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of- Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916
Business acquisition	1,100	95,788	-	6,154	8,578	395	17,059	129,074
Additions	-	1,213	63	2,284	294	16,960	-	20,814
Disposals	-	1	-	(67)	-	-	(1,055)	(1,121)
Transfers	-	3,951	17,649	884	1,388	(23,544)	-	328
At July 31, 2021	2,756	265,902	42,151	42,716	29,131	91,946	40,409	515,011
Business acquisitions	8,941	59,856	545	58,063	2,053	4,076	1,993	135,527
Additions	61	602	(36)	15,511	141	11,333	-	27,612
Disposals	-	(971)	(587)	(3,946)	(3,577)	(223)	(20,460)	(29,764)
Transfers	(307)	(523)	546	(2,106)	(3,070)	(1,033)	(350)	(6,843)
Held for sale	(1,766)	(11,967)	-	(7,944)	(3,151)	(393)	-	(25,221)
Loss of control[1]	(592)	(84,865)	-	(8,428)	(3,013)	411	(17,059)	(113,546)
At July 31, 2022	9,093	228,034	42,619	93,866	18,514	106,117	4,533	502,776

Accumulated depreciation and impairments
At July 31, 2020	307	13,712	1,009	8,691	4,141	48,990	3,700	80,550
Depreciation	-	7,981	2,173	5,145	4,229	-	2,246	21,774
Transfers	-	(110)	(16)	(78)	(277)	-	-	(481)
Disposals	-	-	-	-	-	-	(964)	(964)
Impairments	-	160	85	2,104	61	-	17,820	20,230
At July 31, 2021	307	21,743	3,251	15,862	8,154	48,990	22,802	121,109
Depreciation	-	11,143	2,028	11,931	4,245	-	1,796	31,143
Transfers	(307)	(329)	(5)	(4,328)	138	(5,405)	(350)	(10,586)
Disposals	-	-	(498)	(260)	(612)	-	(20,300)	(21,670)
Impairments	462	89,581	37,084	11,470	5,698	48,746	15,524	208,565
Held for sale	-	(1,868)	-	(2,188)	(884)	-	-	(4,940)
Loss of control[1]	(462)	(79,602)	-	(13,933)	153	4,192	(17,059)	(106,711)
At July 31, 2022	-	40,668	41,860	18,554	16,892	96,523	2,413	216,910

Net book value
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	285,366
At July 31, 2021	2,449	244,159	38,900	26,854	20,977	42,956	17,607	393,902
At July 31, 2022	9,093	187,366	759	75,312	1,622	9,594	2,120	285,866

1 Derecognized on loss of control of the Zenabis subsidiary (Note 15).

During the year ended July 31, 2022, the Company capitalized $23,715 (July 31, 2021 - $15,677) of depreciation to inventory. During the year ended July 31, 2022, depreciation expensed to the consolidated statement of loss and comprehensive loss was $7,428 (July 31, 2021 - $6,097).

Capitalized borrowing costs to buildings in the year ended July 31, 2022, was $nil (July 31, 2021 - $1,269 at an average rate of 5.6%). Transfers from construction in progress during the year reflect the activation of an asset's useful life, transitioning from construction in progress to the appropriate depreciable asset class.

Impairments during the year ended July 31, 2022

On October 31, 2021, the Company identified impairment to its Keystone Isolation Technology (KIT) capital project which was suspended. The KIT capital project related to the development and commissioning of new cannabis extraction and isolation equipment. During the year ended July 31, 2022, the Company recognized impairments on the associated equipment for an impairment loss of $13,377.

On January 31, 2022, indicators of impairment were identified as a result of significant revisions to management's own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result, certain cultivation facilities, including the cultivation and manufacturing facilities of Zenabis, as well as the related equipment and capital projects were considered redundant and tested for impairment at the asset level resulting in an impairment loss of $98,022 being recorded.

HEXO Corp. 2022 Consolidated Financial Statements

During the three months ended April 30, 2022, management announced the planned cessation of operations at the leased, centralized manufacturing and processing facility, Belleville and as at July 31, 2022, the Company has terminated operations at the Belleville facility and has migrated to other existing facilities.  As a result of the above, the Company recognized impairment losses of $87,412. Certain identified cultivation equipment was also transferred to alternative sites. The leasehold improvements, remaining construction in progress, and redundant equipment has been impaired to their recoverable amounts. In addition, impairment losses were identified for the Atholville Facility.  The recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. Additional impairment losses were recorded for intangible assets related to the cultivation and processing licenses held for the Atholville Facility (Note 14).

Impairments during the year ended July 31, 2021

During the year ended July 31, 2021, the Company impaired $17,820 of right of use assets related to the Company's Langley and Montreal facilities.

Subsequent, to the acquisition of Zenabis (Note 15), the Company in order to recognize the synergies, assessed the output capacity of its production and cultivation facilities and made the decision to exit the Langley lease. As a result, the carrying amount of the associated right of use asset of $17,059 was impaired as the Company has assessed the recoverable amount at $nil. The recoverable amount of the assets was determined to be nil, as the assets have no continuing use to the Company. The associated lease liabilities remained recognized as at July 31, 2021 (Note 21).

During the year ended July 31, 2021, the Company identified impairments of certain packaging equipment that was no longer expected to be used. As a result of this, impairment losses of $2,104 were recorded.
13. Assets Held for Sale

Net book value	Land	Buildings	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Total
	$	$	$	$	$	$
At July 31, 2021	-	-	-	-	-	-
Business acquisition (Note 15)	1,873	366	274	-	-	2,513
Additions	1,765	10,100	5,756	2,267	393	20,281
Disposals	(974)	(3,246)	-	(14)	-	(4,234)
Impairment loss	(794)	-	(5,185)	(379)	(80)	(6,438)
Loss of control of subsidiary (Note 15)	(508)	(5,938)	-	(241)	(313)	(7,001)
At July 31, 2022	1,362	1,281	845	1,633	-	5,121

On September 1, 2021, the Company acquired 48North Cannabis Corp. and recognized the Good Farm cultivation facility as held for sale on the acquisition date. The facility was sold during the year ended July 31, 2022.

Throughout the year ended July 31, 2022, management completed a strategic review of its total cultivation capacity and made the decision to exit the Good House, Kirkland Lake, Brantford R&D, and Stellarton facilities and dispose of certain associated equipment. As such, these assets have been classified as held for sale on the statement of financial position as of July 31, 2022. The assets have been recognized at their individual recoverable amounts. Management assessed the related assets for further impairment upon classification as assets held for sale and determined that no further impairment losses were required to be recorded as the carrying amounts are expected to be recovered through sale.

The Atholville facility and Stellarton manufacturing facility have been derecognized due to the loss of control of Zenabis on June 17, 2022 (Note 15).

HEXO Corp. 2022 Consolidated Financial Statements

14. Intangible Assets

Cost	Cultivating and processing license	Brands	Software	Domain names	Patents/ Know-how	Total
	$	$	$	$	$	$
At July 31, 2020	116,433	8,440	3,710	585	1,933	131,101
Additions	-	-	1,546	-	790	2,336
Business acquisition	28,914	5,400	-	-	-	34,314
Disposals	-	-	(872)	-	-	(872)
At July 31, 2021	145,347	13,840	4,384	585	2,723	166,879
Additions	-	-	6,494	-	590	7,084
Business acquisitions	73,079	97,200	1,221	-	27,337	198,837
Loss of control	(28,914)	(5,400)	-	-	-	(34,314)
At July 31, 2022	189,512	105,640	12,099	585	30,650	338,486

Accumulated amortization and impairments
At July 31, 2020	110,957	2,000	1,966	125	45	115,093
Amortization	765	170	922	59	134	2,050
Disposals	-	-	(872)	-	-	(872)
At July 31, 2021	111,722	2,170	2,016	184	179	116,271
Amortization	6,561	7,862	3,527	59	3,338	21,347
Impairment	72,950	56,450	-	-	11,439	140,839
Loss of control	(28,914)	(5,400)	-	-	-	(34,314)
At July 31, 2022	162,319	61,082	5,543	243	14,956	244,143

Net book value
At July 31, 2020	5,476	6,440	1,744	460	1,888	16,008
At July 31, 2021	33,625	11,670	2,368	401	2,544	50,608
At July 31, 2022	27,193	44,558	6,556	342	15,694	94,343

Research and development expenses in the year ended July 31, 2022 were $3,216 (July 31, 2021 - $3,835).

During the year ended July 31, 2022, the Company adjusted the estimated useful life of its previously indefinite life brand to a three-year period based on new available information such as market comparatives and market sales data.

impairment

On January 31, 2022, indicators of impairment were identified as a result of adverse changes in the Canadian Cannabis market experienced throughout the three months ended January 31, 2022, which resulted in significant revisions to management's own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result, the Company recorded aggregate impairment losses of $140,839 on intangible assets within the Canadian Cannabis CGU. The following details the impairment of the applicable assets to their individual recoverable amounts:

  The Company has valued the cultivation and processing licenses associated with the acquired facilities of Redecan (Note 15), using a fair value less costs of disposal model which estimates the value of the license as the difference between the present value of the future cash flows of the facility with-or-without a license in place, as at January 31, 2022 using management's revised estimates of expected future cash flows and gross margins.
  The recoverable amount was $26,556, requiring an impairment loss of $45,000. If all other assumptions were held constant, and the forecasted gross margin rate was decreased by 10%, the recoverable amount of the cultivation and processing license would decrease by $6,771. In the with-or-without approach, reducing the estimated time to obtain a license and complete cultivation and production ramp up by six months would reduce the recoverable amount of the license by $8,066. In connection with the impairment loss recorded the Atholville facility (Note 12), the Company recorded an impairment loss of $27,950 relating to cultivation and processing licenses associated with the facility. The Atholville Facility was part of the Zenabis Group and the remaining carrying value was de-recognized as part of the accounting for loss of control (Note 15).
  The Company revalued the brand asset acquired in the Redecan transaction (Note 15) as at January 31, 2022, using management's revised estimates of expected future revenues. Recoverable amount was determined to be $47,000, requiring an impairment loss of $43,754. Recoverable amount was determined with reference to fair value less cost of disposal, which utilized a relief from royalty approach model (Level 3). If all other assumptions were held constant, and the forecasted royalty rate was decreased by 10%, the recoverable amount of the brand would decrease by $5,061. The Company also impaired certain other acquired brands to their recoverable amounts, resulting in an impairment loss of $12,697.
  The Company has valued the production Know-How asset, acquired from the Redecan transaction (Note 15) as at January 31, 2022, using management's revised estimates of expected future cash flows and related gross margins (Note 15). The recoverable amount was determined to be $14,000, requiring an impairment loss of $11,438. Recoverable amount was determined with reference to fair value less costs of disposal using a with-or-without approach based on an income based DCF valuation model (Level 3). The model estimates the value of the asset as the difference between the present value of the future cash flows of pre-rolls, with-or-without the unique Know-how as at the acquisition date. The significant estimate in the model is the initial incremental margin, which depletes over time, representing an advantageous increase to gross margin due to the process. In the with-or-without approach, increasing the estimated incremental margin by 5% would not impact the assets valuation materially.

HEXO Corp. 2022 Consolidated Financial Statements

15. Business Acquisitions and Loss of Control

Goodwill arising from the acquisitions represented the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition at the date of acquisition. None of the goodwill arising from the acquisitions is expected to be deductible for tax purposes.

Acquisition of 48North Cannabis Corp.

On September 1, 2021, pre-market open, the Company acquired 100% of the issued and outstanding common shares of 48North Cannabis Corp. ("48North"). 48North was a Canadian-licensed cultivator and seller of medical and adult-use cannabis. 48North was acquired for select intellectual properties and its established market share. Under the arrangement, each former 48North common share was exchanged for 0.02366 (the "exchange ratio") of a HEXO common share. In addition, all issued and outstanding stock options and compensation units of 48North were replaced with HEXO backed units, having the same terms but adjusted for the exchange ratio, and all issued and outstanding common share purchase warrants of 48North became exercisable for HEXO common shares adjusted for the exchange ratio.

The following table summarizes the purchase consideration and values of the net assets acquired from 48North on the acquisition date.

		Units	Unit Price	Fair Value
			($)	($)
Consideration
Shares issued	(i)	5,352,005	3.10	16,591
Replacement warrants outstanding	(ii)	1,554,320		769
Replacement stock options issued	(iii)	17,766		18
Settlement of pre-existing debt	(iv)	n/a		5,000
Total fair value of consideration				22,378

Net assets acquired
Current assets
Cash and cash equivalents				989
Accounts receivable				1,263
Other receivables				259
Prepaid expenses				2,962
Inventory				5,040
Biological assets				875
Assets held for sale				2,513

Non-current assets
Property, Plant and Equipment				9,683
Intangible assets - brands				2,500
Goodwill	Note 16			11,453
Total assets				37,537

Current liabilities
Accounts payable and accrued liabilities				(10,580)
Excise taxes payable				(555)
Lease Liability				(178)

Non-current liabilities
Lease Liability				(553)
Term loan				(3,293)
Total liabilities				(15,159)
Total net assets acquired				22,378

(i) As the acquisition closed pre-markets on September 1, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on August 31, 2021.

(ii) Warrants were valued using the Black-Scholes option pricing model as at the acquisition date September 1, 2021, using the following assumptions:

HEXO Corp. 2022 Consolidated Financial Statements

  Risk free rate of 0.39%-0.53%
  Expected life of 1 - 3 years
  Volatility rate of 101%; determined using historical volatility data
  Exercise prices of $6.34-$72.70
  Share price of $3.10

(iii) All vested and replaced stock options were valued using the Black-Scholes option pricing model as at the acquisition date of September 1, 2021, using the following assumptions and inputs;

  Risk free rate of 0.31% - 0.51%
  Expected life of 0.16 - 2.59 years
  Volatility rate of 101%; determined using historical volatility data
  Exercise prices of $6.33 - $46.03
  Share price of $3.10

(iv)   Prior to the transaction's closing date, the Company issued a $5,000 subordinated secured bridge loan with a 6-month term to 48North. For purposes of the acquisition accounting the loan, which had a fair value of $5,000, was effectively settled at the acquisition date and included in purchase consideration.

The fair value of the vested share-based compensation as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company's share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 - Business Combinations.

During the year ended July 31, 2022, 48North contributed net revenue of $2,209 and a comprehensive net loss attributed to shareholders of $26,634 to the Company's consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2021 management estimates that the Company's consolidated net revenue and the comprehensive net loss would not have been materially impacted.

Acquisition of Redecan

On August 30, 2021, the Company acquired 100% of the outstanding shares of the entities that carry on the business of Redecan. Redecan was acquired for its brands, growing capability (including outdoor growing capability) intellectual properties and its established market share.

The following table summarizes the purchase consideration and values of the net assets acquired from Redecan on the acquisition date.

		Units	Unit Price	Fair Value
			($)	($)
Consideration
Cash	(i)			402,173
Shares issued	(ii)	69,721,116	3.07	214,044
Total fair value of consideration				616,217

Net assets acquired
Current assets
Cash and cash equivalents				20,027
Accounts receivable				9,795
Prepaid expenses				4,366
Excise taxes receivable				2,566
Inventory				37,229
Biological assets				7,476
Income tax recoverable				4,947

Non-current assets
Property, plant and equipment				125,844
Cultivation and processing license				73,079
Brands				94,700
Know-how intangible asset				27,337
Intangible assets - software				1,221
Goodwill	Note 16			275,397
Total assets				683,984

Current liabilities
Accounts payable and accrued liabilities				(4,340)
Excise taxes payable				(1,125)
Lease liability - current				(144)
Income Tax Payable				(188)

Non-current liabilities
Lease Liability				(1,117)
Deferred tax				(60,853)
Total liabilities				(67,767)

Total net assets acquired				616,217

HEXO Corp. 2022 Consolidated Financial Statements

(i) Cash consideration of $402,173 was paid upon the closing of the acquisition on August 30, 2021. Under the share purchase agreement, the $400,000 cash consideration includes a variable component based upon a $4,500 working capital estimate. Upon closing of the transaction, the working capital of Redecan was estimated at a surplus of $2,173 above the $4,500 amount. As at July 31, 2022, $5,000 of the cash consideration remains held in escrow with a third party agent. Per the share purchase agreement, the Company had a period of 60 days after closing the transaction to settle the working capital balance as at August 30, 2021 however, as of the date of these consolidated financial statements, finalization of the working capital component of the purchase has not yet occurred.

(ii) As the acquisition closed intraday on August 30, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on August 30, 2021.

The identified cultivation and processing license ("the license") enables the Company to cultivate and produce cannabis products for sale and was valued at $73,079 using a with-or-without approach in an income based discounted cash flow ("DCF") valuation model (Level 3). The model estimates the value of the license as the difference between the present value of the future cash flows of the facility with-or-without a license in place, as at the acquisition date. Significant estimates in the model include the forecast gross margin and the estimated time to obtain a license and complete cultivation and production ramp up. If all other assumptions were held constant, and the forecasted gross margin rate was decreased by 10%, the valuation of the cultivation and processing license would decrease by $18,300. In the with-or-without approach, reducing the estimated time to obtain a license and complete cultivation and production ramp up by six months would reduce the valuation of the license by $21,800.

The identified Brand asset which allows the Company immediate access to accretive market share and product offerings has been valued at $94,700 using a relief from royalty approach model (Level 3). If all other assumptions were held constant, and the forecasted revenue growth rate was decreased by 10%, the valuation of the brand would decrease by $9,500.

The identified Know-How intangible asset, related to the unique pre-roll process, provides the Company immediate access to scaled, efficient pre-roll technology and production capability and has been valued at $27,337. The asset was valued using a with-or-without approach in an income based DCF valuation model (Level 3). The model estimates the value of the asset as the difference between the present value of the future cash flows of pre-rolls, with-or-without the unique Know-how as at the acquisition date. The significant estimate in the model is the incremental margin, which depletes over time, representing an advantageous increase to gross margin due to the process. In the with-or-without approach, increasing the estimated incremental margin by 5% would increase the valuation of the asset by $12,426.

During the year ended July 31, 2022, Redecan contributed net revenue of $60,011 and comprehensive net income attributed to shareholders of $5,699 to the Company's consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2021 management estimates that the Company's consolidated net revenue would have increased by an estimated $6,787 and the comprehensive net loss would have increased by $5,810 for the year ended July 31, 2022.

The Company recognized transaction costs (primarily broker fees) of $22,636 related to the acquisition in Acquisitions and transaction costs in the statement of comprehensive income.

Upon shareholder approval of the Redecan acquisition transaction the Company issued 256,776 common shares as broker compensation.

Acquisition of Zenabis Global Inc.& Loss of Control

On June 1, 2021, pre-market open, the Company acquired 100% of the issued and outstanding common shares of Zenabis Global Inc. ("Zenabis") pursuant to an arrangement agreement entered into on February 15, 2021. Zenabis is a Canadian-licensed cultivator and seller of medical and adult-use cannabis. Zenabis was acquired for its key brands, indoor growing capability and its established additional market share. Under the arrangement, each former Zenabis common share was exchanged for 0.01772 of a HEXO common share. In addition, all issued and outstanding stock options and compensation units of Zenabis were replaced with HEXO backed units, having the same terms but adjusted for the exchange ratio, and all issued and outstanding common share purchase warrants of Zenabis became exercisable for HEXO common shares adjusted for the exchange ratio.

HEXO Corp. 2022 Consolidated Financial Statements

The following table summarizes the purchase consideration and values of the net assets acquired from Zenabis on the acquisition date:

		Units	Unit Price	Fair Value
			($)	($)
Consideration
Shares issued	(i)	17,579,336	8.61	151,358
Replacement warrants outstanding	(ii)	5,970,370		32,354
Replacement stock options issued	(iii)	905,902		5,727
Replacement RSU's and DSU's issued		223,497		1,554
Settlement of pre-existing debt	(iv)	n/a		20,760
Total fair value of consideration				211,753

Net assets acquired
Current assets
Cash and cash equivalents				2,804
Accounts receivable				3,822
Other receivables				198
Excise taxes receivable				86
Inventory				40,636
Biological assets				8,892

Non-current assets
Property, plant and equipment				129,074
Prepaid expenses				5,670
Cultivation and processing license				28,914
Brands				5,400
Goodwill	Note 16			88,189
Total assets				313,685

Current liabilities
Accounts payable and accrued liabilities				(22,161)
Loans	Note 22			(52,194)
Convertible debentures				(11,724)

Non-current liabilities
Lease Liability				(17,059)
Deferred tax liabilities				(134)
Total liabilities				(103,272)

Non-controlling interest				1,340
Total net assets acquired				211,753

(i) As the acquisition closed pre-markets on June 1, 2021, the share price is based upon the closing HEXO Corp. TSX market price of common shares on May 31, 2021.

(ii)     Warrants were valued using the Black-Scholes option pricing model as at the acquisition date June 1, 2021, using the following assumptions:
  Risk free rate of 0.31%-0.74%
  Expected life of 0.32 - 4.35 years
  Volatility rate of 96%; determined using historical volatility data
  Exercise prices of $3.96-$151.24
  Share price of $8.61

(iii) All vested and replaced stock options were valued using the Black-Scholes option pricing model as at the acquisition date of June 1, 2021, using the following assumptions and inputs;

  Risk free rate of 0.31%-0.74%

HEXO Corp. 2022 Consolidated Financial Statements

  Expected life of 0.25 - 4.49 years
  Volatility rate of 96%; determined using historical volatility data
  Exercise prices of $2.54 - $234.7
  Share price of $8.61

(iv) Prior to the transaction closing date, the Company entered into a convertible debt agreement with Zenabis in which the Company advanced $19,500 in convertible debentures which bear interest of 8% annually and mature February 15, 2023. Both the issuer and lender accounted for the debentures as FVTPL. For purpose of the acquisition accounting the debentures, which had a fair value of $20,760, were effectively settled at the acquisition date.

The fair value of the vested share-based compensation as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company's share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 - Business Combinations.

The identifiable cultivation and processing license ("the license") enables the Company to cultivate and produce cannabis products for sale and was valued at $28,914 using a with-or-without approach in an income based discounted cash flow ("DCF") valuation model (Level 3). The model estimates the value of the license as the difference between the present value of the future cash flows of the facility with-or-without a license in place, as at the acquisition date. Significant estimates in the model include the forecast gross margin and the estimated time to obtain a license and complete cultivation and production ramp up. The significant estimates in the DCF analysis were the forecasted gross margin and the estimated time to obtain a license and complete cultivation and production ramp up. If all other assumptions were held constant, and the forecasted gross margin rate was decreased by 10%, the valuation of the cultivation and processing license would decrease by $6,336. In the with-or-without approach, reducing the estimated time to obtain a license and complete cultivation and production ramp up by six months would reduce the valuation of the license to $18,665.

During the year ended July 31, 2021, Zenabis contributed net revenue of $6,800 and a comprehensive net loss attributed to shareholders of $1,513 to the Company's consolidated results since the date of acquisition. If the acquisition had occurred on August 1, 2020 management estimates that the Company's consolidated net revenue would have increased by $54,746 and the comprehensive net loss would have increased by $9,078 for the year ended July 31, 2021. The Company recognized transaction costs of $9,634 related to the acquisition (inclusive of $3,614 in share-based compensation for issuance of 448,639 common shares).

LOSS OF CONTROL AND THE DECONSOLIDATION OF ZENABIS

On June 17, 2022, Zenabis Global Inc. and certain of its subsidiaries, namely ZGI Acquisition Corp., Zenabis Investments Ltd., Zenabis Real Estate Holdings Ltd., Zenabis Annacis Ltd., Zenabis Atholville Ltd., Zenabis Stellarton Ltd., Zenabis Housing Ltd., Zenabis IP Holdings Ltd., Zenabis Retail Holdings Ltd., Zenabis Ventures Inc., Zenabis Operations LI td., Zenabis Ltd., Vida Cannabis (Canada) Ltd., Zenabis Hemp Company Ltd. and Zen Craft Grow Ltd. (collectively Zenabis) obtained an initial order from the Quebec Superior Court of Justice granting it protection under the Companies' Creditors Arrangement Act ("CCAA"), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees.

Ernst & Young Inc. was appointed as monitor of Zenabis in the CCAA proceedings. The administration of the CCAA process, principally relating to the powers provided to the court and the court appointed monitor, as well as the secured debtholder interests, removed certain elements of control of the business from HEXO. As a result, HEXO has determined that it no longer has a controlling financial interest over Zenabis as defined in IFRS 10 - Consolidations, and therefore has deconsolidated Zenabis as of the date of the CCAA filing.

Following the deconsolidation, the carrying value of assets and liabilities of Zenabis were removed from the Company's consolidated statements of financial position. The total amount deconsolidated from HEXO's balance sheet was $82 million, including $3.4 million of cash, $29.6 million of inventory and biological assets, $13.8 million of property, plant and equipment and assets held for sale, $55.5 million of secured debenture and ($21.0) million of other assets and liabilities, net. The Company recognized a gain on derecognition of the net assets of Zenabis in non-operating income totalling $25.0 million.

The remaining Zenabis entities, outside of the CCAA proceedings, ZenPharm Limited, a Malta based legal entity and two inactive subsidiaries based in the US were excluded from the filing but were historically part of the Zenabis group of companies. In the context of the CCAA filing, there are no remaining liabilities related to these entities.

Zenabis is party to transactions with HEXO and its consolidated subsidiaries entered into in the normal course of business; these transactions include recharge of various corporate expenses for services benefiting Zenabis. Up to the date of the CCAA filing, these transactions were eliminated on consolidation and had no impact on HEXO's consolidated statement of earnings. After deconsolidating Zenabis, these transactions are treated as third-party transactions in HEXO's financial statements. The amount of these related-party transactions during the period of June 17, 2022 to July 31, 2022 were $1,763.

HEXO Corp. 2022 Consolidated Financial Statements

16. Goodwill

$
Balance as at July 31, 2020	-
Acquisition - Zenabis (Note 15)	88,189
Balance as at July 31, 2021	88,189
Acquisition - Redecan (Note 15)	275,397
Acquisition - 48North (Note 15)	11,453
Impairment	(375,039)
Balance as at July 31, 2022	-

Goodwill was recorded on the acquisition of Zenabis Brands Inc. on June 1, 2021, Redecan on August 30, 2021 (Note 15) and 48North on September 1, 2021 (Note 15) and is monitored at the company-wide level aggregated CGU level ("HEXO Corporate CGU").

On January 31, 2022, the carrying amount of the Company's total net assets significantly exceeded the Company's market capitalization. In addition, the Canadian Cannabis market experienced adverse changes, which were reflected in significant revisions to management's own forecasts of future net cash inflows and earnings from previous budgets and forecasts. As a result of these factors, management performed an indicator-based impairment test of goodwill as at January 31, 2022.

The significant assumptions in the DCF analysis were as follows:

a. Cash flows: Estimated cash flows were projected based on forecasted operating results from internal sources as well as industry and market trends. A discrete five-year period was forecasted with terminal value forecasted using the Gordon Growth Method. The growth rate will fall linearly to the terminal value, declining each year over the 5 years to a terminal exit enterprise value of x8.9. If all other assumption were held constant and the short-term growth rate in the first year was decreased by 5%, the recoverable amount would decrease by $26,931;

ii. Terminal value growth rate: Management used a 2% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumptions were held constant and the terminal growth rate was decreased by 1%, the recoverable amount would decrease by $31,806;

iii. Post-tax discount rate: Management used a 14.3% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital ("WACC"). The WACC was estimated based on the risk-free rate, equity risk premium based on the Duff & Phelps method, and after-tax cost of debt based on select peer debt. If all other assumption were held constant and the discount rate was in increased by 1%, the recoverable amount would decrease by $28,383; and

The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The calculation of the adjusted current market capitalization was based on the share price of the Company on January 31, 2022, adjusted for a control premium of 20%, which was estimated by reference to premiums in recent acquisitions involving control, and from data on empirical control premium studies that considered industry, pricing, background, deal size, and timing of the observed premiums. If all other assumptions were held constant, and the share price declined by 5%, the impairment loss would increase by $18,000. If all other assumptions were held constant and the control premium was decreased by 5%, the recoverable amount would decrease by $15,000.

As a result, management concluded that the carrying value of the HEXO Corporate CGU was higher than the recoverable amount, and recorded a goodwill impairment loss of $375,039, resulting in Goodwill being reduced to $nil and the HEXO Corporate CGU's carrying value falling within the recoverable amount acceptable range.

The Company's goodwill impairment loss for the year ended July 31, 2022 was $375,039 (July 31, 2021 - $nil).

At July 31, 2022, no indicators of impairment were identified for the HEXO Corporate CGU.

HEXO Corp. 2022 Consolidated Financial Statements

17. Warrant Liabilities

	US$25,000 Registered Direct Offering	US$20,000 Registered Direct Offering	August 2021 Underwritten Public Offering	Total
	$	$	$	$
Opening balance as at August 1, 2020	1,917	1,533	-	3,450
Loss on revaluation of financial instruments	1,269	1,014	-	2,283
Balance as at July 31, 2021	3,186	2,547	-	5,733
Issued	-	-	39,255	39,255
Gain on revaluation of financial instruments	(3,178)	(2,541)	(38,552)	(44,271)
Balance as at July 31, 2022	8	6	703	717

The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company. Losses (gains) on revaluation of the warrant liabilities are presented in Non-operating income (expenses) on the consolidated statements of loss and comprehensive loss.

August Underwritten Public Offering

On August 24, 2021, the Company closed an underwritten public offering for gross proceeds of US$144,800. Under this offering, the Company issued 24,540,012 warrants with an exercise price of US$3.45 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at July 31, 2022	Initial recognition August 24, 2021
Number of warrants	24,540,012	24,540,012
Share price	US$0.19	US$2.58
Expected life	3 years	2.5 years
Dividend	US $nil	US $nil
Volatility	101%	96%
Risk free rate	2.98%	0.84%
Exchange rate (USD/CAD)	$1.2824	$1.2608

USD$20,000 Registered Direct Offering – Warrants

On January 21, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of US$20,000. Under this offering, the Company issued 1,497,007 warrants with an exercise price of US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at July 31, 2022	As at July 31, 2021	Initial recognition January 20, 2020
Number of warrants	1,497,007	1,497,007	1,497,007
Share price	US$0.19	US$3.97	US$5.80
Expected life	2.41 years	2.5 years	2.5 years
Dividend	US $nil	US $nil	US $nil
Volatility	101%	95%	80%
Risk free rate	2.98%	0.38%	1.57%
Exchange rate (USD/CAD)	$1.2824	1.2462	1.3116

US$25,000 Registered Direct Offering – Warrants

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of US$25,000. Under this offering, the Company issued 1,871,259 warrants with an exercise price of US$9.80 per share. The warrant liability was measured at fair value using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

	As at July 31, 2022	As at July 31, 2021	Initial recognition December 31, 2019
Number of warrants	1,871,259	1,871,259	1,871,259
Share price	US$0.19	US$3.97	US$6.36
Expected life	2.41 years	2.5 years	2.5 years
Dividend	US $nil	US $nil	US $nil
Volatility	101%	95%	79%
Risk free rate	2.98%	0.38%	1.71%
Exchange rate (USD/CAD)	$1.2824	1.2462	1.2988

HEXO Corp. 2022 Consolidated Financial Statements
18. Convertible Debentures
	Note	July 31, 2022	July 31, 2021
		$	$
Unsecured convertible debenture- March 2019	(a)	-	3,406
Unsecured convertible debenture- December 2019	(b)	38,301	33,089
Total convertible debentures		38,301	36,495
Current		38,301	3,406
Non-Current		-	33,089

(a) Unsecured Convertible Debenture March 2019

Balance as at July 31, 2020	$-
Acquired on business combination	3,722
Interest payments	(372)
Interest expense	56
Balance as at July 31, 2021	$3,406
Interest expense	55
Debt repayment	(3,461)
Balance as at July 31, 2022	$-

On June 1, 2021, the Company completed its business acquisition of Zenabis which included the assumption of Zenabis' unsecured convertible debentures issued in March 2019. The debentures bore interest, payable in cash only, from the date of issue at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year and were convertible at a price of $147.29. The convertible debentures were convertible, at the option of the holder, into common shares of the Company at any time prior to the close of business on the last business day immediately preceding the maturity date. On September 27, 2021, the Company repaid, in full, the outstanding principal and interest.

(b) Unsecured Convertible Debenture December 2019

Balance as at July 31, 2020	$28,969
Interest expense	7,331
Interest paid	(3,211)
Balance as at July 31, 2021	$33,089
Interest expense	8,423
Interest paid	(3,211)
Balance as at July 31, 2022	$38,301

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 for any 15 consecutive trading days.

Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $3.20 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. share price (the “VWAP”) preceding the announcement. The VWAP utilized data from both the TSX and NYSE. Each Conversion Unit provided the holder one common share and one-half common share purchase warrant (with an exercise price of $4.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount and $6,265 principal amount of the Debentures were converted under the Early Conversion Price and into common shares and 3,686,721 and 978,907 common share purchase warrants of HEXO Corp., respectively.

On July 31, 2022 there remains $40,140 in principal debentures (July 31, 2021 - $40,140) outstanding. The accrued and unpaid interest as at July 31, 2022 was $291 (July 31, 2021 - $483).

HEXO Corp. 2022 Consolidated Financial Statements
19. Senior Secured Convertible Note
	Pre- Amendment July 12, 2022	Pre- Amendment July 12, 2022	July 31, 2021	July 31, 2021
Senior Secured Convertible Note	US$	$	US$	$
Opening balance, beginning of the year	364,847	454,673	-	-
Issued at fair value	-	-	407,284	491,714
Early conversions	-	-	(413)	(497)
Redemptions	(177,017)	(223,148)	(27,500)	(33,525)
Gain on fair value adjustment	11,925	15,784	(14,524)	(18,100)
Foreign exchange loss	-	12,672	-	15,081
Balance upon amendment July 31, 2022 (Note 20) / Balance end of period (July 31, 2021)	199,755	259,981	364,847	454,673
Unrecognized Day 1 Loss
Opening balance, beginning of the year	(72,214)	(86,974)	-	-
Unrecognized loss deferred at issuance	-	-	(79,684)	(96,203)
Recognized loss during the period	72,214	86,974	7,470	9,229
Ending balance, end of the period	-	-	(72,214)	(86,974)
Total balance, end of period, net	199,755	259,981	292,633	367,699

On May 27, 2021 (the "Issuance date"), the Company issued a Senior Secured Convertible Note (the "Note") directly to an institutional purchaser, HT Investments MA LLC ("HTI"), and certain of its affiliates or related funds (collectively, the "Holder") at a principal amount of $434,628 (US$360,000). The Note was sold at a purchase price of $395,511 (US$327,600), or approximately 91% of the principal amount ("transaction price"). The Note bore no periodic cash interest payments and was due for payment on May 1, 2023 (the "maturity date") at 110% of the principal amount (the "Redemption Amount"), if not converted or redeemed earlier. The Redemption Amount on Issuance date was $478,091 (US$396,000). The Company used a portion of the net proceeds of the Note to fund the acquisition of Redecan (Note 15). The Note was secured against the assets of HEXO Operations Inc. and its subsidiaries, as well as the assets of HEXO USA Inc and its subsidiaries. The Note was convertible, in full or in part, by the Holder into freely tradeable common shares of the Company at any time before the second last trading day before the maturity date at a conversion rate of 142.6533 common shares per US$1.00. The Note included different conversion and redemption options available to the Holder and the Company, subject to certain terms and limitations.

Fair Value Measurement

The Note represented a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, was designated as FVTPL, as at least one of the derivatives significantly modified the cash flows of the Note and it was clear with limited analysis that separation was not prohibited. The changes in fair value of the instrument were recorded in the statement of net loss with changes in credit spread being recognized through Other comprehensive income.

The fair value of the Note was classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs;

	As at July 12, 2022	As at July 31, 2021	Initial recognition May 21, 2021
Share price	US$0.20	US$3.98	US$6.53
Dividend	$nil	$nil	$nil
Volatility	81%	85%	85%
Risk free rate	3.57%	0.327%	0.227%
Credit spread	38.57%	15.44%	16.06%

During the year ended July 31, 2022 the gain on fair value adjustments related to changes in credit spread amounted to $23,964 (July 31, 2021 - $1,590).

The fair value of the Note at initial recognition was determined using a valuation technique that included unobservable inputs. The Company identified a difference between the transaction price and the fair value of $96.2 million (US$79.7 million) (the "Day 1 loss"). The Company believed that time is a factor that market participants would take into account when pricing the note. Therefore, the unrecognized Day 1 loss was recognized on a straight-line basis in the statement of net loss over the contractual life of the Note. Upon extinguishment on July 12, 2022, the remaining amount of the Day 1 loss was accelerated and recognized in the statement of net loss.

Event of Default

On January 31, 2022, the Company failed to meet a financial covenant under the Note which required the Company to achieve positive adjusted EBITDA for the three-month period ended January 31, 2022. This was an event of default under the terms of the Note. On March 13, 2022, the Holder of the Note agreed to an irrevocable waiver of their rights in relation to the event of default. This waiver was then overridden by a forbearance to act upon the default event issued by the Holder as part of the Transaction Agreement. As the Holder did not irrevocably waive the default event but rather waived the right to act upon the default event, the Note remained in default through the period from January 31, 2022 to the date of extinguishment on July 12, 2022.

As a result of the default, the Holder obtained the option to declare the Note (or any portion thereof) to become due and payable immediately for cash in an amount equal to the Event of Default Acceleration Amount, as defined in the Note. The Event of Default Acceleration Amount is a cash amount equal to the greater of:

● (A) 115% of the outstanding principal amount of the Note, including any accrued and unpaid interest; and

● (B) 115% of the product of (i) the original conversion rate of 142.6533, (ii) the outstanding principal amount, including any accrued and unpaid interest, and (iii) the greater of:

○ the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the acceleration notice is delivered; and

○    the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the applicable Event of Default occurred.

Subsequent to the event of default on January 31, 2022, and up until extinguishment on July 12, 2022, the Note was carried at the amount payable on demand as under IFRS, the fair value of the note with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be repaid. The demand amount was calculated by reference to the Event of Default Acceleration amount, as defined in the agreement. Fair value was determined through the use of a model using a valuation technique that includes unobservable inputs and was less the amount payable on demand.

As the demand amount represented the higher amount, at the time of extinguishment on July 12, 2022 the Note was carried  at its demand amount of $259,981 (US $199,755), representing 115% of the outstanding principal on the date of extinguishment.

Amendment of the Note

On July 12, 2022, pursuant to a transaction agreement dated April 11, 2022, as amended on June 14, 2022 (the “Transaction Agreement”) among HEXO, Tilray Brands and HT Investments MA LLC (“HTI”), the terms of the Note were amended and restated and the Note was immediately thereafter assigned to Tilray Brands, pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022. The amended note is hereinafter referred to as the Amended Senior Secured Convertible Note (Note 20). As consideration for the amendment, HEXO issued 56,100,000 Common Shares and 11,674,266 rights exercisable for Common Shares to HTI, representing 12% of the outstanding principal of the Amended Note at the closing at the exercise price of CAD$0.40. On July 25, 2022, the rights were exercised.

HEXO Corp. 2022 Consolidated Financial Statements

Management assessed the changes made to the Note and determined that the modification should be accounted for as an extinguishment of the previous liability and then recorded the Amended Note at its fair value determined as of the date of the modification.

As a result, the consolidated statements of net loss and comprehensive loss for the year ended July 31, 2022, includes a net gain on extinguishment of liabilities, detailed as follows:

$
Carrying value of Senior secured convertible note pre-amendment	259,981
Fair value of common shares and share rights issued on amendment	(17,900)
Transaction costs	(12,987)
Fair value of Amended senior secured convertible note	(208,560)
Net gain on extinguishment of debt	20,534

On January 18, 2022, the Company utilized cash proceeds from the sale of its interest in Belleville Complex Inc. to settle $10,111 of optional redemptions at a rate of 110% of principal (Note 11). No shortfall cash payments were issued in the year ended July 31, 2022.

HEXO Corp. 2022 Consolidated Financial Statements

20. Amended Senior Secured Convertible Note

	July 31, 2022	July 31, 2022
	US$	$
Balance upon amendment (Note 19)	160,246	208,560
Gain on fair value during the year	3,805	4,880
Foreign exchange loss	-	(3,061)
Ending balance, end of the year	164,051	210,379

On July 12, 2022, the Company entered into the Transaction Agreement (Note 19), the terms of the Note were amended and restated and the Note was immediately thereafter assigned to Tilray Brands, pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the “Amended Note”, or the “Amended Senior Secured Convertible Note”).

Pursuant to the terms of the Transaction Agreement, Tilray Brands acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Amended Note and, concurrently, HEXO assumed an obligation to pay a US$1.5 million monthly fee, that represents a finance cost, until the earlier of the date all obligations of the Company pursuant to the terms of the Amended Note have been satisfied, extinguished or terminated, the conversion in full of the Amended Note, cancellation by Tilray and January 15, 2027.

The Amended Note matures on May 1, 2026, includes coupon interest at the fixed rate of five percent (5%) per annum, calculated daily, and is payable by the Company to the Holder semi-annually on the last business day of each June and December (commencing June, 2022). For the first year of the Amended Note, the Company is required to pay interest in cash. Unpaid interest at July 31, 2022 was $464 (July 31, 2022 - $nil).  Thereafter, until the maturity date, in the event that the Company is not in compliance with the Minimum Liquidity covenant, the Company shall be entitled to elect to add the amount of the interest to the Principal Amount of the Amended Note as capitalized interest. Subject to the terms of the Amended Note, unless the principal amount and the capitalized interest have previously been converted, on the maturity date, the Company shall pay the capitalized interest by way of conversion consideration.

Subject to certain limitations and adjustments, the Amended Note is convertible into HEXO Common Shares at the Holder’s option at any time prior to the second scheduled trading day prior to the maturity date, at a conversion price of CAD$0.40 per HEXO Common share as determined the day before exercise, including all capitalized interest. HEXO has the ability to force the conversion if the daily VWAP per common share is equal to or exceeds $3.00 per share for twenty consecutive trading days, subject to HEXO meeting the terms of the equity condition, as set out in the terms of the Amended Note.

The Company is not able to redeem or repay the Amended Note prior to May 1, 2026, without the prior written consent of the Holder.

The Company is subject to certain financial and non-financial covenants as set out in the terms of the Amended Note. Among other covenants, the Company is subject to a minimum liquidity covenant and is required to maintain an unrestricted cash amount equal to or greater than US$20.0 million. In addition, as of the last day of each three-month period starting with the three-month period ending April 30, 2023, the Company is required to have Adjusted EBITDA of not less than US$1.00 for the three-month period ending on such day. Adjusted EBITDA means for any fiscal quarter, the Adjusted EBITDA of the Company, calculated as: (i) total net income (loss); (ii) plus (minus) income taxes (recovery); (iii) plus (minus) finance expense (income); (iv) plus depreciation; (v) plus amortization; (vi) plus (minus) investment (gains) losses, including revaluation of financial instruments, share of loss from investment in joint ventures, adjustments on warrants and other financial derivatives, unrealized loss on investments, and foreign exchange gains and losses; (vii) plus (minus) fair value adjustments on inventory and biological assets; (viii) plus inventory write-downs and provisions; (ix) plus (minus) non-recurring transaction and restructuring costs; (x) plus impairments to any and all long-lived assets; (xi) plus all stock-based compensation; and (xii) plus any management or advisory fee paid by the Company to the Holder or any Affiliate thereof during the applicable quarter.

On the occurrence of an Event of Default, the Amended Note becomes due and payable immediately at the Event of Default Acceleration Amount, as defined under the Amended Note agreement. The Amended Note constitutes the senior secured obligation of the Company.

Fair Value Measurement

The Amended Note represents a hybrid instrument containing a conversion feature. The Amended Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Amended Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the statement of net loss with changes in fair value attributable to changes in credit risk being recognized through other comprehensive income.

The fair value of the Note is classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs;

HEXO Corp. 2022 Consolidated Financial Statements
	As at July 31, 2022	Initial recognition July 12, 2022
Share price	US$0.19	US$0.20
Dividend	$nil	$nil
Volatility	87.8%	80.7%
Credit spread	34.2%	38.6%
Conversion price	US$0.31	US$0.30- US$0.31

Risk free rates were selected based upon a SOFR curve at the valuation date. The curve’s period range was 3-months to 4 years.

A decrease of credit spread by 1% would increase the fair value of the instrument by $2,487.
21. Lease Liabilities

The following is a continuity schedule of lease liabilities for the years ended July 31, 2022 and 2021:

$
Balance at July 31, 2020	29,116
Assumed on business combination (Note 15)	17,059
Lease disposals	(789)
Lease payments	(4,835)
Interest expense on lease liabilities	3,334
Balance at July 31, 2021	43,885
Assumed on business combination (Note 15)	1,992
Lease additions	29
Lease terminations	(24,300)
Lease payments	(6,054)
Interest expense on lease liabilities	4,197
Derecognition due to loss of control (Note 15)	(16,909)
Balance at July 31, 2022	2,840
Current	914
Non-current	1,926

On July 31, 2022, the Company terminated its lease of the Belleville Ontario, manufacturing and processing centre. The Company previously leased the facility as a 15-year anchor tenant from a related party (Note 30). Under the lease surrender terms the Company incurred a penalty fee of $2,380, payable on July 31, 2022. Also, under the surrender terms the Company agreed to surrender certain fixed assets with an estimated fair market value of $160. As at July 31, 2022, the Company has a remaining $525 accrued for the associated liabilities of transferring the lease back to the lessor. The Company recognized a gain on lease termination of $22,680 recorded in other income.

The Company expensed variable lease payments of $3,200 in the year ended July 31, 2022 (July 31, 2021 -$3,885).

The following table is the Company's lease obligations over the next five fiscal years and thereafter as at July 31, 2022:

Fiscal year	2023	2024 - 2025	2026 - 2027	Thereafter	Total
	$	$	$	$	$
Lease obligations	1,026	1,174	300	1,200	3,700
22. Senior Notes Payable

The following table illustrates the continuity schedule of the senior notes payable for the years ended July 31, 2022 and July 31, 2021:

	July 31, 2022	July 31, 2021
	$	$
Opening Balance	50,159	-
Assumed on business combination	-	50,138
Interest paid	(5,095)	(1,210)
Interest expense	6,604	1,231
Deconsolidated due to loss of control (Note 15)	(51,668)	-
Closing Balance	-	50,159
Current portion	-	50,159
Long-term portion	-	-

HEXO Corp. 2022 Consolidated Financial Statements

On June 1, 2021 as part of the Zenabis acquisition, the Company assumed senior notes which have a principal amount owing of $51,875 and a maturity date of March 31, 2025. The senior notes bear interest at 14% per annum calculated and compounded monthly in arrears and payable to the lender on the first day of each month. The debt was secured against the assets of Zenabis.

Prior to the business acquisition of Zenabis certain covenants were claimed by the lender to be in breach, and a demand for repayment was received by the borrower. Zenabis filed a petition on February 19, 2021 for a determination of the amount required to repay and terminate the senior notes and to obtain discharges of the debenture and related security. Further, the senior notes contain a covenant that requires lender permission for a change in control event. This was not obtained prior to the close of the acquisition of Zenabis and as such, the debt remains in default. The senior notes were recorded at fair value at the business acquisition date and amortized cost thereafter.

The senior notes were derecognized upon the loss of control of Zenabis on June 17, 2022 (Note 15).

23. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Share Consolidation

The Company finalized the share consolidation on the basis of four pre-consolidation common shares for one post-consolidation common share (4:1) by way of shareholder approval at the annual and special meeting of shareholders held December 11, 2020 (the "Consolidation"). The Consolidation was effected by the filing of articles of amendment to the Company's articles under the Business Corporations Act (Ontario) on December 18, 2020. The purpose of the proposed share consolidation was to increase the Company's common share price to regain compliance with the US$1.00 minimum share price continued listing standard of the New York Stock Exchange.

All balances of common shares, common share purchase warrants, stock options and restricted share units herein are reflective of the Consolidation (unless otherwise noted).

During the year ended July 31, 2022 the Company failed to the meet the NASDAQ's US$1.00 minimum share price. On July 27, 2022, the Company received an 180 day extension to regain compliance status.

(c) Issued and Outstanding

As at July 31, 2022, a total of 600,988,447 (July 31, 2021 - 152,645,946) common shares were issued and outstanding. No special shares have been issued or are outstanding.

		Number of shares	Share Capital
Balance at July 31, 2020		120,616,441	$1,023,788
May 2021 at the market offering, net	(i)	6,373,926	45,257
June 2020 at the market offering	(ii)	244,875	-
Senior secured convertible note[1], net	Note 19	4,602,241	29,540
Acquisition shares - Zenabis	Note 15	17,579,336	151,358
Transaction costs	Note 15	448,639	3,612
Exercise of warrants	Note 24	2,146,931	9,932
Exercise of stock options	Note 25	410,051	3,213
Exercise of equity settled RSUs	Note 25	223,506	1,267
Balance at July 31, 2021		152,645,946	$1,267,967
Acquisition shares - Redecan, net	Note 15	69,721,116	213,746
Acquisition shares - 48North, net	Note 15	5,352,005	16,486
At-the-Market program, net of costs	(iv)	24,290,117	27,266
August 2021 Underwritten Public Offering	(iii)	49,080,024	135,645
Redemptions of senior secured convertible note[1], net	Note 19	202,224,566	199,818
Amended senior secured convertible note	Note 20	67,774,266	17,900
Equity line of credit standby commitment fee	(v)	10,843,373	3,795
Advisor and broker compensation	(vi)	19,040,010	6,998
Exercise of stock options	Note 25	17,024	147
Balance as at July 31, 2022		600,988,447	$1,889,768

1 Issuance of equity on optional redemption payments.

(i) May 2021 At-the-market ("ATM") Offering

HEXO Corp. 2022 Consolidated Financial Statements

On May 11, 2021, the Company established an ATM equity program allowing the Company to issue up to $150,000 (or its US equivalent) of common shares to the public. The program ceased activity on May 25, 2021 and a total of approximately $46,987, (after foreign exchange gains) was generated through the issuance of 6,373,926 common shares in the year ended July 31, 2021. Issuance costs in the year ended July 31, 2021, were $1,730.

(ii) June 2020 At-the-market ("ATM") Offering

On June 16, 2020, the Company established an ATM equity program allowing the Company to issue up to $34,500 (or its US equivalent) of common shares to the public. The program closed on July 31, 2020, and on August 5, 2020, the Company issued the final shares.

(iii) August 2021 Underwritten Public Offering

On August 24, 2021, the Company closed an underwritten public offering for total gross proceeds of $183,103 (US$144,786) were generated through the issuance of 49,325,424 units comprising 49,325,424 common shares and 24,540,012 common share purchase warrants. The warrants were fair valued at $39,255 on the grant date and recorded as a Warrant liability (Note 17). Associated issuance costs in the year ended July 31, 2022, were $8,069. In connection with the underwritten public offering, the Company issued 245,400 common shares with a value of $834 as broker compensation.

(iv) At-the-Market ("ATM") Program

On November 17, 2021, the Company resumed the ATM program initially launched in May 2021 allowing the Company to issue up to $150,000 (or its US equivalent) of common shares to the public. Upon resumption, the Company raised additional gross proceeds of $27,869 on the issuance of 24,290,117 common shares. Associated issuance costs in the year ended July 31, 2022 were $603.

(v) Equity line of credit - Standby commitment fee

On May 12, 2022, the Company issued 10,843,373 common shares with a market value of $3,795, as a Standby Commitment Fee to KAOS Capital Inc and an affiliate of KAOS Capital Inc in connection to non-binding Letter of Intent for a $180 million equity backstop agreement (the "Equity line of credit"). As at July 31, 2022, the Equity line of credit's prospectus supplement qualifying the Stand-By Commitment Shares had not been filed and the line of credit has not been drawn upon.

(vi) Advisor and broker compensation

In connection with the closing of the Amended and restated senior secured convertible note, the Company issued 18,537,834 common shares as broker compensation with a value of $4,913 (Note 20). Another 256,776 common shares with a value of $1,251 were issued as advisor compensation in connection to the closing of Redecan.

24. Common Share Purchase Warrants

The following table summarizes warrant activity during the year ended July 31, 2022 and year ended July 31, 2021.

	July 31, 2022		July 31, 2021
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
Outstanding, beginning of year	36,666,958	$8.85	33,379,408	$7.60
Expired and cancelled[2]	(3,179,074)	33.86	(535,889)	4.09
Issued on acquisition	1,554,320	22.43	5,970,370	14.59
Issued	24,540,012	4.35	-	-
Exercised	-	-	(2,146,931)	4.10
Outstanding, end of year	59,582,216	$6.07	36,666,958	$8.85

1 USD denominated warrant's exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

2 Of the Company's expired and canceled warrants in the year ended July 31, 2021, 509,089 cancellations were due to cashless exercises of the Company's April 2020 and May 2020 warrants. In lieu of cash equal to the number of warrants exercised multiplied by the exercise price, the warrant holder forgoes the corresponding number of warrants which are effectively canceled.

3 Replacement warrants issued upon business acquisition (Note 15).

The following table summarizes the warrants issues during the years ended July 31, 2022 and July 31, 2021.

Issuance date	Exercise price	Warrants issued	Expiry period
June 01, 2021 (issued on acquisition)	$3.96-$155.19	5,970,370	0.17-4 years
August 24, 2021	US$3.45	24,540,012	5 years
September 1, 2021 (issued on acquisition)	$6.42-$72.70	1,554,320	1.63-2.59 years

HEXO Corp. 2022 Consolidated Financial Statements

The following is a consolidated summary of warrants outstanding as at July 31, 2022 and July 31, 2021.

	July 31, 2022		July 31, 2021
	Number outstanding	Book value	Number outstanding	Book value

Classified as Equity		$		$
June 2019 financing warrants
Exercise price of $63.16 expiring June 19, 2023	546,135	10,023	546,135	10,022
April 2020 underwritten public offering warrants
Exercise price of $3.84 expiring April 13, 2025	11,830,075	15,971	11,830,075	15,971
May 2020 underwritten public offering warrants
Exercise price of $4.20 expiring May 21, 2025	7,591,876	10,446	7,591,876	10,446
Conversion Unit warrants
Exercise price of $4.00 expiring June 10, 2023	3,686,721	11,427	3,686,721	11,427
Exercise price of $4.00 expiring June 30, 2023	978,907	1,928	978,907	1,928
Broker / Consultant warrants
Exercise price of $3.00 expiring November 3, 2021	-	-	18,905	34
Exercise price of $3.00 expiring March 14, 2022	-	-	23,571	66
Exercise price of $63.16 expiring June 19, 2023	15	-	15	-
Molson warrants
Exercise price of $24.00 expiring October 4, 2021	-	-	2,875,000	42,386
Issued in connection with business acquisition
Exercise price of $151.24 expiring September 27, 2021	-	-	14,617	-
Exercise price of $155.19 expiring April 17, 2022	-	-	226,422	1
Exercise price of $78.16 expiring August 21, 2022	15,992	3	15,992	3
Exercise price of $102.71 expiring August 21, 2022	24,338	2	24,338	2
Exercise price of $11.29 expiring January 27, 2023	356,689	1,195	356,689	1,195
Exercise price of $10.99 expiring April 16, 2023	680,877	398	-	-
Exercise price of $12.68 expiring May 4, 2023	602,804	322	-	-
Exercise price of $72.70 expiring April 2 2024	250,080	49	-	-
Exercise price of $3.96 expiring April 23, 2025	631,322	4,232	631,322	4,232
Exercise price of $9.03 expiring June 25, 2025	3,205,378	18,236	3,205,378	18,236
Exercise price of $5.64 expiring September 23, 2025	1,228,873	7,902	1,228,873	7,902
Exercise price of $8.47 expiring October 30, 2025	43,856	261	43,856	261
	31,673,938	82,395	33,298,692	124,112
Classified as Liability
US$25m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring December 31, 2024	1,871,259	8	1,871,259	3,185
US$20m Registered Direct Offering Warrants
Exercise price of US$9.80 expiring January 22, 2025	1,497,007	6	1,497,007	2,548
August 2021 Underwritten Public Offerings Warrants
Exercise price of US$3.45 expiring August 24, 2026	24,540,012	703	-	-
	27,908,278	717	3,368,266	5,733
	59,582,216	83,112	36,666,958	129,845

25. Share-based Compensation

Omnibus Plan

The Company has a share option plan (the "Former Plan"), adopted in July 2017, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the "Omnibus Plan") which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 60,098,845 common shares as at July 31, 2022 (July 31, 2021 - 15,264,595). The Omnibus plan is subject to cash and equity settlement, the Former Plan, Zenabis plan are subject to equity settlements. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisitions of 48North and Zenabis do not contribute to the available option pool reserved for issuance. As of July 31, 2022, the Company had 23,415,128 issued and outstanding under the Omnibus Plan, 747,244 issued and outstanding under the Former Plan and 524,696 issued and outstanding under the assumed plans from business combinations.

Stock Options

HEXO Corp. 2022 Consolidated Financial Statements

The following table summarizes stock option activity during the year ended July 31, 2022 and the year ended July 31, 2021.

	July 31, 2022		July 31, 2021
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Opening balance	12,018,143	$10.63	7,503,691	$16.30
Granted	17,851,906	0.73	5,273,906	5.21
Replacement options issued on acquisition	162,009	7.19	905,902	3.81
Forfeited	(4,714,233)	4.47	(630,473)	12.80
Expired	(613,733)	22.20	(624,832)	25.95
Exercised	(17,024)	2.54	(410,051)	3.00
Closing balance	24,687,068	$0.73	12,018,143	$10.63

The following table summarizes the stock option grants during the year ended July 31, 2022 and July 31, 2021:

		Options granted
Grant date	Exercise price ($)	Executives and directors	Non-executive employees	Total	Vesting terms	Expiry period
October 30, 2020	3.88	349,652	315,358	665,010	Terms A	10 years
December 22, 2020	5.44	380,673	960,100	1,340,773	Terms A	10 years
April 28, 2021	7.54	-	85,389	85,389	Terms A	10 years
June 17, 2021	7.43	75,000	45,613	120,613	Terms A	10 years
July 29, 2021	5.24	580,164	2,481,957	3,062,121	Terms A	10 years
Total		1,385,489	3,888,417	5,273,906
November 1, 2021	1.86	2,327,613	947,580	3,275,193	Terms A	10 years
March 21, 2022	0.75	2,491,034	2,254,069	4,745,103	Terms A	10 years
April 28, 2022	0.51	2,839,660	178,157	3,017,817	Terms A	10 years
June 16, 2022	0.28	6,192,033	621,760	6,813,793	Terms A	10 years
Total		13,850,340	4,001,566	17,851,906

Vesting terms A - One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes information concerning stock options outstanding as at July 31, 2022.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$0.28-$0.75	13,984,612	9.78	1,925,669	9.65
$1.86-$9.92	7,422,273	7.90	5,497,265	7.55
$10.76-$34.00	3,280,183	6.46	3,237,557	6.46
	24,687,068		10,660,491

Restricted Share Units ("RSUs")

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the year ended July 31, 2022 and the year ended July 31, 2020.

	July 31, 2022		July 31, 2021
	Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	550,832	$7.91	587,108	$8.41
Granted	1,517,236	1.74	24,008	3.17-7.17
Replacement units issued on acquisition	-	-	223,506	8.61
Exercised - equity settled	-	-	(223,506)	8.61
Exercised - cash settled	-	-	(25,483)	5.62-8.60
Forfeited	(34,801)	3.30	(34,801)	11.76
Closing balance	2,033,267	$3.24	550,832	$7.91

The following table summarizes the RSUs granted during the year ended July 31, 2022 and the year ended July 31, 2021.

HEXO Corp. 2022 Consolidated Financial Statements
		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 30, 2020	$3.16	7,161	-	Terms A	10 years
June 17, 2021	$7.17	9,413	-	Terms A	10 years
July 29, 2021	$5.38	7,434	-	Terms A	10 years
Total		24,008
November 1, 2021	$1.74	1,517,236	-	Terms A	10 years
Total		1,517,236

Vesting terms A - One-third of the units vest on each of the one-year anniversaries for the first three years after the grant date.

On at July 31, 2022, the Company had 2,195,909 vested RSUs.

Deferred Share Units ("DSUs")

Under the Omnibus Plan, the Board of Directors is authorized to issue DSUs (in conjunction with all share-based compensation) up to 10% of the issued and outstanding common shares, net of the outstanding share-based awards. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The deferral criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes DSU activity during the years ended July 31, 2022 and July 31, 2021.

	July 31, 2022		July 31, 2021
	Units	Value of units	Units	Value of units
Opening balance	-	$-	-	$-
Granted	4,088,386	0.72	-	-
Closing balance	4,088,386	$0.24	-	$-

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. On July 31, 2022, there were no vested DSUs.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at the grant date by applying the following assumptions:

	July 31, 2022	July 31, 2021
Exercise price (weighted average)	$6.84	$17.03
Share price (weighted average)	$6.69	$17.19
Risk-free interest rate (weighted average)	0.98%	1.24%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	93%	85%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the year ended July 31, 2022, the Company allocated $211 in share-based compensation to inventory (July 31, 2021 - $1,506).

The cash-settled share-based compensation liability is presented in Other liabilities. The following table summarizes the Company's equity-settled and cash-settled share- based payments for the years ended July 31, 2022 and 2021.

	July 31, 2022	July 31, 2021
	$	$
Stock option share-based compensation	13,506	12,863
RSU share-based compensation	-	287
Total share-based compensation	13,506	13,150

RSU cash-settled compensation	(189)	127
DSU cash-settled compensation	1,079	-
Total cash-settled compensation	890	127

HEXO Corp. 2022 Consolidated Financial Statements
26. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	July 31, 2022	July 31, 2021
Stock options	24,687,068	12,018,143
RSUs	2,033,267	550,832
DSUs	4,088,386	-
Acquired and reissued warrants	7,040,209	5,747,487
2019 June financing warrants	546,135	546,135
US$25m registered direct offering warrants	1,871,259	1,871,259
US$20m registered direct offering warrants	1,497,007	1,497,007
2020 April underwritten public offering warrants	11,830,075	11,830,075
2020 May underwritten public offering warrants	7,591,876	7,591,876
2021 August underwritten public offering warrants	24,540,012	-
Warrants issued under conversion of debentures	4,665,628	4,665,628
Joint venture issued warrants	-	2,875,000
Convertible debenture broker/finder warrants	15	42,491
Senior secured convertible note	-	92,668,816
Amended senior secured convertible note	556,882,200	-
	647,273,137	141,904,749

27. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash, cash equivalents and restricted cash. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at July 31, 2022, the Company has $210,379 of outstanding principle on the amended and reassigned senior secured convertible note (Note 20) bearing interest of 5% per annum, paid semi-annually. The amended and reassigned senior secured convertible note bears a fixed interest rate and therefore are not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

During the year ended July 31, 2022 the Company amended and reassigned the Senior secured convertible note (Note 19) from HTI to Tilray (Note 20). One aspect of this debt restructuring is the elimination of the optional redemption feature providing the Company with relief from the risk of forced cash-settlements under the Senior secured convertible note. The sensitivity of the Amended senior secured convertible note due to price risk is disclosed in Note 20.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $22,335 (July 31, 2021 – $37,100). The following table presents the Company’s price risk exposure as at July 31, 2022 and July 31, 2021.

	July 31, 2022	July 31, 2021
	$	$
Financial assets	504	2,492
Financial liabilities	(211,096)	(373,432)
Total exposure	(210,592)	(370,940)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash held in escrow, restricted cash and trade receivables. As at July 31, 2022, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

HEXO Corp. 2022 Consolidated Financial Statements

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2021 – AA) and an American commercial bank with a credit rating of A-. Certain restricted funds in the amount of $29,994 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however the utilized custodian is Citibank which holds a credit rating of A+.

Subsequent to July 31, 2022, management entered into a new directors and officers insurance program which released the $29,994 from restricted funds.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss at July 31, 2022 is $1,927 (July 31, 2021 – $66).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at July 31, 2022 and amounted to $158,461 (July 31, 2021 - $522,908). During the year ended July 31, 2022 the Company fully utilized the July 31, 2021 cash held in escrow balance to partially fund the acquisition of Redecan (Note 15).

The following table summarizes the Company's aging of trade receivables as at July 31, 2022 and July 31, 2021:

	July 31,	July 31,
	2022	2021
	$	$
0-30 days	24,661	22,971
31-60 days	11,808	12,390
61-90 days	2,177	1,435
Over 90 days	4,353	625
Total	42,999	37,421

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the year ended July 31, 2022, the Company's recorded sales to the crown corporations; Société québécoise du cannabis ("SQDC") the Ontario Cannabis Store ("OCS") and the Alberta Gaming, Liquor and Cannabis agency ("AGLC") representing 17%, 30% and 15%, respectively (July 31, 2021 - SQDC, OCS and AGLC representing 42%, 20% and 14%, respectively) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations OCS and the AGLC representing 42% and 23%, respectively, of total trade receivables as at July 31, 2022 (July 31, 2021 - the three crown corporations SQDC, OCS and AGLC representing 13%, 29% and 13% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 - Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements.  As at July 31, 2022, the Company has $83,238 (July 31, 2021 - $67,462) of cash and cash equivalents and $42,999 (July 31, 2021 - $37,421) in trade receivables. The Company has current liabilities of $335,076 (July 31, 2021 - $503,638) on the statement of financial position. As well, the Company has remaining contractual commitments of $44,147 due before July 31, 2023.

Current financial liabilities include the Company's obligation on the Amended senior secured convertible note. As stated in Note 2, the Company has amended and reassigned the senior note to Tilray resulted in the extension of the notes maturity by 36-months and as well as removing the optional redemptions clauses of the previous note. The notes are classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at July 31, 2022.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	72,581	-	-	-	-	-	72,581
Excise taxes payable	6,421	-	-	-	-	-	6,421
Convertible debentures (Note 18)	40,431	-	-	-	-	-	40,431
Undiscounted lease payments (Note 21)	1,026	587	587	150	150	1,200	3,700
	120,459	587	587	150	150	1,200	123,133

Amended senior secured convertible note (Note 20)	34,176	34,176	34,176	250,270	-	-	352,798
Total	154,635	34,763	34,763	250,420	150	1,200	475,931

HEXO Corp. 2022 Consolidated Financial Statements

Foreign Currency Risk

On July 31, 2022, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of cash and cash equivalents, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at July 31, 2022, approximately $104,215 (US$81,266) (July 31, 2021 - $434,838 (US$348,931)) of the Company's cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $1,042 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US$ denominated warrants.

The Company's Amended senior secured convertible note is denominated in US$. The note bears an interest rate of 5%, payable in cash on a semi-annual basis. The sensitivity of the Amended senior secured convertible note due to foreign currency risk is disclosed in Note 20. As of the date of this report, the Company remains in the process of executing the Equity line of credit agreement with KOAS, which will provide the Company access to $5 million monthly, up to $180 million over a 36-month period, of which 60% is to be utilized towards the settlement of the Amended senior secured convertible note.

28. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

For the year ended	July 31, 2022	July 31, 2021
	$	$
Salaries and benefits	22,628	21,116
General and administrative	32,914	20,730
Professional fees	22,837	11,962
Consulting	6,537	4,379
Total	84,916	58,187

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the year ended	July 31, 2022	July 31, 2021
	$	$
General and administrative related wages and benefits	22,628	21,116
Marketing and promotion related wages and benefits	6,959	5,543
Research and development related wages and benefits	2,034	2,706
Total operating expense related wages and benefits	31,621	29,365
Wages and benefits capitalized to inventory	31,041	14,993
Total wages and benefits	62,662	44,358

29. Other Income and Losses

For the year ended	July 31, 2022	July 31, 2021
	$	$
Interest and financing expenses	(20,073)	(32,124)
Interest income	1,651	1,601
Net gain on extinguishment of debt (Note 19)	20,534	-
Finance income (expense), net	2,112	(30,523)

Revaluation of warrant liabilities	44,271	(2,283)
Share of loss from investment in associates and joint ventures	(9,157)	(6,505)
Fair value gain/(loss) on convertible debenture	-	1,260
Fair value (loss)/gain on senior secured convertible note	(45,820)	1,751
Amortization of day 1 loss (Note 19)	(86,974)	(9,229)
Gain on sale of interest in BCI (Note 10)	9,127	-
(Loss)/gain on investments	(716)	1,994
Net gain on loss of control of subsidiary (Note 15)	25,009	-
Foreign exchange gain/(loss)	(666)	9,108
Other income	18,118	4,763
Non-operating income (expense), net	(46,808)	859

HEXO Corp. 2022 Consolidated Financial Statements

30. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company's operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

For the year ended	July 31, 2022	July 31, 2021
	$	$
Salary and/or consulting fees	2,520	2,321
Termination benefits[1]	10,914	1,008
Bonus compensation	1,400	800
Stock-based compensation	7,051	6,800
Total	21,285	10,929

1 Inclusive of non-cash, share-based compensation in the amount of $3,975 (July 31, 2021 - $nil)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Belleville Complex Inc.

The Company held a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc. (“Olegna”), a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. On January 18, 2022, the Company sold its 25% interest in BCI to the related party partner Olegna for net proceeds of $10,111 which were immediately used to partially repay the February 2022 optional redemption. On July 31, 2022, the Company terminated the lease with Olegna. The Company previously leased the facility as a 15-year anchor tenant from a related party (Note 21). Under the lease surrender terms the Company incurred a penalty fee of $2,380 payable on July 31, 2022.

Initial consideration for the 25% interest on the joint venture was deemed $nil, the carrying value of BCI at disposal was $984 and therefore as a result of the above transaction the Company recognized a gain on sale of $9,127, recognized in other income and losses during the year ended July 31, 2022. Under this lease arrangement, the Company incurred $5,436 in lease and operating expenses during the year ended July 31, 2022 (July 31, 2021 - $5,369). This lease liability is recognized on the Company's balance sheet under IFRS 16 (Note 21).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 11).

The Company subleased a section of its Belleville lease to Truss LP up to July 31, 2022, at which time the sublease was terminated (Note 21).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility (located at the Belleville facility) and in the Gatineau Facility. The Company continues to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a new arrangement and until Truss LP operationalizes is cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022, however, they have not enabled the license to be utilized and have no ability to sell to their customers. Truss LP is expected to operationalize its license in fiscal year 2023. For the period ended July 31, 2022, the Company continues to act as the principal in the arrangement.

During the year ended July 31, 2022, the Company purchased $912 (July 31, 2021 - $7,624) of raw materials from Truss LP under the previous TSSA arrangement and $14,308 (July 31, 2021 - $nil) of manufactured products under the new arrangement.

HEXO Corp. 2022 Consolidated Financial Statements

31. Capital Management

The Company's objectives when managing capital is to safeguard their ability to continue as a going concern, so that they can provide returns for shareholders and reach cashflow positivity.

Management defines capital as the Company's shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements other than the covenants related to the Company's debt instruments as set out in Notes 17 and 18.

As at July 31, 2022, total managed capital was $313,692 (July 31, 2021 - $732,265).

32. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

$
July 31, 2023	44,147
July 31, 2024	24,536
July 31, 2025	26,448
July 31, 2026	23,326
July 31, 2027	11,771
Thereafter	1,200
131,428

See Note 21 for recognized contractual commitments regarding the Company's lease obligations under IFRS 16.

LETTERS OF CREDIT

The Company holds a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. As at July 31, 2022, the remaining balance of the letter of credit is $150, was not drawn upon and is secured by cash held in collateral (Note 6).

On August 1, 2020, the Company reissued a pre-existing letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an auto renewal feature. During the year ended July 31, 2022, the letter of credit was amortized to $2,080. The letter of credit has not been drawn upon as at July 31, 2022. The letter of credit is secured by cash held in collateral (Note 5).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

As of July 31, 2022, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020.  The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at July 31, 2022 (July 31, 2021 - $nil).

As of July 31, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

HEXO Corp. 2022 Consolidated Financial Statements

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss was realized in operating expenses in the year ended July 31, 2020. On July 25, 2022, the Company received a judgment from the court awarding the claim to the counterparty. In response, management has initiated an appeal from the decision and, as a result, the onerous contract liability remains as at July 31, 2022.
33. Fair Value of Financial Instruments

The fair values of the financial instruments as at July 31, 2022 are summarized in the following table:

	Amortized
	cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	83,238	-	83,238
Restricted funds	32,224	-	32,224
Long - term investments	-	504	504
Liabilities	$	$	$
Warrant liability	-	717	717
Convertible debt	38,301	-	38,301
Amended senior secured convertible note	-	223,132	223,132
Other long-term liabilities[1]	-	1,409	1,409

1 Financial liability designated as FVTPL.

The fair values of the financial instruments as at July 31, 2021 are summarized in the following table:

	Amortized
	cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	67,462	-	67,462
Restricted funds	132,246	-	132,246
Long - term investments	-	2,492	2,492
Liabilities	$	$	$
Warrant liability	-	5,733	5,733
Convertible debt - current	3,406	-	3,406
Convertible debt	33,089	-	33,089
Senior secured convertible note - current	-	367,699	367,699
Senior notes payable - current	50,159	-	50,159
Other long-term liabilities[1]	-	520	520

1 Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, restricted funds, cash held in escrow, short term investments, trade and other receivables, lease receivables, accounts payable and accrued liabilities, lease liabilities and term loan approximate their fair values due to their relatively short periods to maturity.

34. Non-Controlling Interest

The change in non-controlling interests is as follows.

	July 31, 2022	July 31, 2021
	$	$
Balance, Beginning of year	1,987	3,379
Non-controlling interest acquired on business combination	-	(1,340)
Partnership contributions	2,308	81
Share of comprehensive loss for the period	(6,017)	(133)
Loss of control	1,722	-
Balance, End of year	-	1,987

Keystone Isolation Technology Inc

HEXO Corp. 2022 Consolidated Financial Statements

The Company held a 60% interest in Keystone Isolation Technology Inc. ("KIT") which was intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd. During the year ended July 31, 2022, management terminated the KIT project and the associated assets were impaired (Note 12). On June 22, 2022, the Company disposed of its investment in KIT for a nominal amount. KIT had no revenues or other expenses during the year ended July 31, 2022 or the year ended July 31, 2021.

The following table is the summarized financial information of Keystone Isolation Technology Inc.

	July 31, 2022	July 31, 2021
	$	$
Current assets	-	-
Non-current assets	-	8,651
Current liabilities	-	-
Non-current liabilities	-	-
Impairment	(4,504)	-
Non-controlling interest (%)	40%	40%
Non-controlling interest	-	3,460

ZenPharm Limited

The Company's 60% interest in ZenPharm Limited ("ZenPharm") was obtained through the acquisition of Zenabis on June 1, 2021. ZenPharm was formed to service the European medical cannabis market. On June 17, 2022, the Company lost of control of Zenabis and by extension the interest in ZenPharm (Note 15).

35. Revenue from Sale of Goods

The Company disaggregated its revenues from the sale of goods between sales of cannabis beverages ("Cannabis beverage sales") and dried flower, vapes, and other cannabis products ("Cannabis sales excluding beverages"). The Company's cannabis beverage sales are derived from the CIB division, which was established in order to manufacture, produce and sell cannabis beverage products. The CIB division operated under the Company’s cannabis manufacturing licensing, in compliance with Health Canada and the Cannabis Act’s regulations until Truss LP received its cannabis manufacturing license on October 1, 2021 (Note 30) and its selling license on May 2, 2022. The Company continues to act as a principal in the sale of CIBs to customers and therefore, continues to present revenue from CIB on a gross basis. The Company expects to continue to recognize CIB revenue on a gross basis at least until Truss LP operationalizes its cannabis selling license.

For the year ended		July 31, 2022			July 31, 2021
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	211,744	16,369	228,113	143,098	15,821	158,919
Medical	3,395	-	3,395	1,769	-	1,769
Wholesale	13,538	-	13,538	2,458	-	2,458
International	20,372	-	20,372	9,935	-	9,935
Total revenue from sale of goods	249,049	16,369	265,418	157,260	15,821	173,081

During the year ended July 31, 2022 the Company incurred $6,059 (July 31, 2021 - $3,736) of net sales provisions and price concessions.

36. Segmented Information

The Company operates under one material operating segment. Substantially all property, plant and equipment and intangible assets are located in Canada.

37. Operating Cash Flow Supplement

The following items comprise the Company's operating cash flow activity for the periods herein.

HEXO Corp. 2022 Consolidated Financial Statements
For the year ended	July 31, 2022	July 31,2021
	$	$
Items not affecting cash
Depreciation of property, plant and equipment	7,428	6,097
Depreciation of property, plant and equipment in cost of sales	20,868	8,601
Amortization of intangible assets	21,347	2,050
Loss on convertible debentures	131,602	6,218
Unrealized gain on changes in fair value of biological assets	(59,665)	(51,499)
Unrealized fair value adjustment on investments	747	(1,994)
Amortization of deferred financing costs	-	793
Interest and other income	14,347	5,837
Accretion of convertible debenture	5,167	4,075
Non-cash finance and transaction fees	5,190	21,690
License depreciation and prepaid royalty expenses	-	118
Write-off of inventory and biological assets	14,297	2,182
Write down of inventory to net realizable value	99,739	2,927
Realized fair value amounts on inventory sold	43,455	31,767
Loss from investment in associate and joint ventures	9,157	6,505
Share-based compensation	14,607	14,859
Revaluation of financial instruments (gain)/loss	(44,271)	2,283
Net gain on extinguishment of debt	(28,321)	-
Impairment losses	790,981	20,230
Loss on long lived assets and disposal of property, plant and equipment	(2,466)	1,358
Net gain on loss of control of subsidiary	(25,009)	-
Gain on sale of BCI	(9,127)	-
Gain on exit of lease	(17,189)	(789)
Foreign exchange gain	7,418	(11,648)
Total items not affecting cash	1,000,302	71,660

Changes in non-cash operating working capital items
Trade receivables	825	(14,203)
Commodity taxes recoverable and other receivables	3,963	5,197
Prepaid expenses	6,514	(106)
Lease receivable	27	-
Inventory	(81,571)	(52,539)
Biological assets	57,688	53,678
Accounts payable and accrued liabilities	10,317	8,848
Excise taxes payable	(1,951)	(444)
Income tax recoverable	(379)	-
Total non-cash operating working capital	(4,567)	431

Additional supplementary cash flow information is as follows:

For the year ended	July 31, 2022	July 31, 2021
	$	$
Property, plant and equipment in accounts payable	1,292	1,152
Right-of-use asset additions	1,993	17,059
Capitalized borrowing costs	-	1,269
Interest paid	8,306	5,618

38. Income Taxes

Income tax expense recognized in comprehensive loss consists of the following components:

	July 31, 2022	July 31, 2021
	$	$
Current tax for the year	89	22
Adjustments of previous years	(80)	-
Total	9	22

Components of deferred income tax expense (recovery):

	July 31, 2022	July 31, 2021
	$	$
Origination and reversal of temporary differences	(215,230)	(14,659)
Difference between statutory tax rate and deferred tax rate	4,843	(249)
Change in temporary difference for which no deferred tax assets are recorded	171,565	14,489
Deferred income tax (recovery)	(38,822)	(419)

The Company's expected tax rate is different from the combined federal and provincial income tax rate in Canada. These differences result from the following elements:

	July 31, 2022	July 31, 2021
Expected tax rate	26.50%	26.50%
	$	$
Earnings before income taxes	(1,112,421)	(115,159)
Expected tax benefit resulting from loss	(294,791)	(30,517)

Adjustments for the following items:
Tax rate differences	4,843	(652)
Permanent differences	96,743	8,696
Change in temporary differences for which no tax assets are recorded	154,392	22,076
	(38,813)	(397)

HEXO Corp. 2022 Consolidated Financial Statements

The following is a reconciliation of the deferred tax assets and liabilities recognized by the Company:

	Opening	Recognized	Business	Recognized	Business	Ending
	August 1, 2021	in income	Combination	in equity	Deconsolidation	July 31, 2022
	$	$	$	$	$	$
Taxable temporary differences	(5,017)	7,944	(7,001)	(6,825)	3,254	(7,645)
Biological assets	(606)	(472)	(1,974)	-	-	(3,052)
Inventory	(10,850)	3,342	(4,185)	-	10,039	(1,654)
Loss carryforward	28,693	(5,027)	4,248	-	(22,974)	4,940
Financing costs	-	(337)	337	-	-	-
Intangible assets	(12,356)	33,372	(52,278)	-	9,828	(21,434)
Net deferred tax asset (liability)	(136)	38,822	(60,853)	(6,825)	147	(28,845)

	Opening	Recognize	Business	Recognized in	Ending
	August 1, 2020	in income	Combination	equity	July 31, 2021
	$	$	$	$	$
Taxable temporary differences	10,415	(14,701)	(310)	(421)	(5,017)
Biological assets	(1,330)	724	-	-	(606)
Inventory	(5,088)	1,514	(7,276)	-	(10,850)
Loss carryforward	-	14,028	14,665	-	28,693
Financing costs	-	(2,738)	2,738	-	-
Intangible assets	(3,997)	1,592	(9,951)	-	(12,356)
Net deferred tax asset (liability)	-	419	(134)	(421)	(136)

Deferred income taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. At July 31, 2022 deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	July 31, 2022	July 31, 2021
	$	$
Deductible temporary differences	26,952	11,556
Taxable temporary differences	-	26,444
Investments	288,958	17,030
Losses carried forward	594,890	278,115
Research and development expenditures	3,148	1,817
Fixed Assets, intangibles and other assets	243,665	114,384
Financing costs	38,313	40,401
	1,195,926	489,747

The Company has approximated non-capital losses available to reduce future years' federal and provincial taxable income which expires as follows:

HEXO Corp. 2022 Consolidated Financial Statements
$
2023	-
2024	-
2025	-
2026	-
2027	-
2028	946
2029	75
2030	2,867
2031	3,018
2032	2,489
2033	820
2034	2,240
2035	10,687
2036	23,807
2037	30,477
2038	8,028
2039	71,455
2040	148,402
2041	63,097
2042	232,499
Indefinite	5,637
606,544